FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 15, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE

BRF – Brasil Foods S.A. (the “Company”) is submitting this amended Report on Form 6‑K (this “Form 6-K/A”) to amend the second Report on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on April 30, 2012 containing its quarterly financial statements for the quarter ended March 31, 2012 (the “Original Submission”).  The Company is submitting this Form 6-K/A solely to revise Note 5 (Segment Information), Note 25.1 (Contingencies for Probable Losses) and Note 32 (Expenses with Employee’s Remuneration).  The remainder of the information contained in the Original Submission is unchanged.  The changes consisted of:

•         In Note 5, reclassification of amounts within the domestic market and food service segments between the line items “Poultry” and “Pork/beef and fish” for the three months ended March 31, 2012;

•         In Note 25.1, reclassification of certain contingencies for probable losses from current to non-current for the three months ended March 31, 2012 for the parent company and on a consolidated basis; and

•         In Note 32, revisions to certain parent company and consolidated amounts for the three months ended March 31, 2012 and 2011.

This Form 6-K/A does not otherwise update the disclosures, including forward-looking information, set forth in the Original Submission and does not otherwise reflect events occurring after March 31, 2012, except to the extent set forth in the Original Submission.  Such events include, among others, events described in our reports on Form 6-K submitted to the SEC since March 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Index

Identification
Capital Stock Breakdown	1
Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 03/31/2012	7
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 03/31/2011	8
Statement of Added Value	9
Consolidated FS
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 03/31/2012	15
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 03/31/2011	16
Statement of Added Value	17
Management Report / Comments on the Performance	18
Explanatory Notes	39
Breakdown of the Capital by Owner	125
Declarations and Opinion
Independent Auditors' Report on the Financial Statements	126
Opinion from Fiscal Council	129
Opinion from Executive Board on the Yearly Information	130

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Identification / Capital Stock Breakdown

Number of shares	Current year
(Units)	03/31/2012
Paid-in Capital
Common	872,473,246
Preferred	0
Total	872,473,246
Treasury shares
Common	3,012,142
Preferred	0
Total	3,012,142

1

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Balance Sheet Assets

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	03/31/2012	12/31/2011
1	Total Assets	21,852,985	22,055,908
1.01	Current Assets	4,478,596	4,733,378
1.01.01	Cash and Cash Equivalents	82,003	68,755
1.01.02	Marketable Securities	308,325	763,535
1.01.02.01	Financial Investments Evaluated at Fair Value	308,325	763,535
1.01.02.01.01	Held for Trading	306,837	761,850
1.01.02.01.02	Available for Sale	1,488	1,685
1.01.03	Trade Accounts Receivable and Other Receivables	1,319,392	1,452,610
1.01.03.01	Trade Accounts Receivable	1,284,991	1,427,374
1.01.03.02	Notes Receivable	34,401	25,236
1.01.04	Inventories	1,278,168	1,166,150
1.01.05	Biological Assets	561,728	554,483
1.01.06	Recoverable Taxes	707,193	572,720
1.01.06.01	Current Tax Recoverable	707,193	572,720
1.01.08	Other Current Assets	221,787	155,125
1.01.08.01	Non-current Assets Held for Sale	6,764	5,980
1.01.08.03	Other	215,023	149,145
1.01.08.03.01	Equity Interest Receivable	5	5
1.01.08.03.02	Derivatives	57,040	22,944
1.01.08.03.03	Other	157,978	126,196
1.02	Non-current Assets	17,374,389	17,322,530
1.02.01	Non-current Assets	1,835,094	1,968,312
1.02.01.03	Trade Accounts Receivable and Other Receivables	77,120	77,966
1.02.01.03.01	Trade Accounts Receivable	10,385	2,419
1.02.01.03.02	Notes Receivable	66,735	75,547
1.02.01.05	Biological Assets	184,695	179,188
1.02.01.06	Deferred Taxes	908,682	935,607
1.02.01.06.01	Income Tax and Social Contribution	908,682	935,607
1.02.01.08	Receivables from Related Parties	11,084	5,138
1.02.01.08.04	Receivables from Related Parties	11,084	5,138
1.02.01.09	Other Non-current Assets	653,513	770,413
1.02.01.09.03	Judicial Deposits	118,304	110,582
1.02.01.09.04	Recoverable Taxes	320,929	449,376
1.02.01.09.05	Other	214,280	210,455
1.02.02	Investments	10,153,328	10,133,423
1.02.02.01	Investments	10,153,328	10,133,423
1.02.02.01.01	Equity in Affiliates	14,856	8,987
1.02.02.01.02	Interest on wholly-owned subsidiaries	9,802,326	9,793,790
1.02.02.01.04	Other	336,146	330,646
1.02.03	Property, Plant and Equipment, net	3,732,428	3,562,727
1.02.03.01	Property, Plant and Equipment in Operation	3,387,564	3,292,498
1.02.03.02	Property, Plant and Equipment Leased	46,786	39,007
1.02.03.03	Property, Plant and Equipment in Construction	298,078	231,222
1.02.04	Intangible	1,653,539	1,658,068
1.02.04.01	Intangible	1,653,539	1,658,068
1.02.04.01.02	Software	100,295	105,023
1.02.04.01.03	Goodwill	1,546,653	1,546,653
1.02.04.01.04	Other	6,591	6,392

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	03/31/2012	12/31/2011
2	Total Liabilities	21,852,985	22,055,908
2.01	Current Liabilities	4,695,740	5,064,892
2.01.01	Social and Labor Obligations	55,184	59,348
2.01.01.01	Social Obligations	6,695	8,583
2.01.01.02	Labor Obligations	48,489	50,765
2.01.02	Trade Accounts Payable	1,295,973	1,270,696
2.01.02.01	Domestic Suppliers	1,243,582	1,214,936
2.01.02.02	Foreign Suppliers	52,391	55,760
2.01.03	Tax Obligations	83,096	91,838
2.01.03.01	Federal Tax Obligations	33,210	47,055
2.01.03.01.02	Other Federal	33,210	47,055
2.01.03.02	State Tax Obligations	48,877	44,261
2.01.03.03	Municipal Tax Obligations	1,009	522
2.01.04	Short Term Debts	1,624,685	1,445,779
2.01.04.01	Short Term Debts	1,624,685	1,445,779
2.01.04.01.01	Local Currency	895,991	956,077
2.01.04.01.02	Foreign Currency	728,694	489,702
2.01.05	Other Obligations	1,426,075	1,979,796
2.01.05.01	Liabilities with Related Parties	1,210,380	1,200,679
2.01.05.01.04	Other Liabilities with Related Parties	1,210,380	1,200,679
2.01.05.02	Other	215,695	779,117
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2,122	312,624
2.01.05.02.04	Derivatives	136,467	227,891
2.01.05.02.05	Management and Employees Profit Sharing	21,978	173,402
2.01.05.02.07	Other Obligations	55,128	65,200
2.01.06	Provisions	210,727	217,435
2.01.06.01	Provisions for Tax, Civil and Labor Risks	44,124	68,550
2.01.06.01.01	Tax Provisions	6,597	13,958
2.01.06.01.02	Labor and Social Security Provisions	32,661	46,757
2.01.06.01.04	Provision for Civil Risk	4,866	7,835
2.01.06.02	Other Provisons	166,603	148,885
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	166,603	148,885
2.02	Non-current Liabilities	2,834,416	2,920,676
2.02.01	Long-term Debt	1,467,360	1,597,342
2.02.01.01	Long-term Debt	1,467,360	1,597,342
2.02.01.01.01	Local Currency	781,684	818,214
2.02.01.01.02	Foreign Currency	685,676	779,128
2.02.02	Other Obligations	765,809	730,122
2.02.02.01	Liabilities with Related Parties	553,005	562,740
2.02.02.01.04	Other Liabilities with Related Parties	553,005	562,740
2.02.02.02	Other	212,804	167,382
2.02.02.02.06	Other Obligations	212,804	167,382
2.02.03	Deferred Taxes	352,394	340,606
2.02.03.01	Income Tax and Social Contribution	352,394	340,606
2.02.04	Provisions	248,853	252,606
2.02.04.01	Provisions for Tax, Civil and Labor Risks	131,712	139,890
2.02.04.01.01	Tax Provisions	101,496	114,555
2.02.04.01.02	Labor and Social Security Provisions	7,955	6,798
2.02.04.01.04	Provision for Civil Risk	22,261	18,537
2.02.04.02	Other Provisons	117,141	112,716
2.02.04.02.04	Provisions for Employee Benefits	117,141	112,716
2.03	Shareholders' Equity	14,322,829	14,070,340
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	14,726	10,939
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	26,027	22,430
2.03.02.05	Treasury Shares	(65,162)	(65,320)
2.03.02.07	Gain on Disposal of Shares	3,318	3,286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	(12,224)	(12,224)
2.03.04	Profit Reserves	1,770,789	1,760,446
2.03.04.01	Legal	179,585	179,585
2.03.04.02	Statutory	1,524,319	1,524,319
2.03.04.07	Fiscal Incentive Reserve	66,885	56,542
2.03.05	Accumulated Earning	142,856	-
2.03.08	Other Comprehensive Income	(66,013)	(161,516)
2.03.08.01	Derivative Financial Intrument	(67,545)	(167,293)
2.03.08.02	Financial Instrument (Available for Sale)	9,064	5,051
2.03.08.03	Equity on Other Comprehensive Income from subsidiaries	12,551	12,584
2.03.08.04	Actuarial Losses	(20,083)	(11,858)

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
3.01	Net Sales	3,278,293	2,932,791
3.02	Cost of Sales	(2,732,226)	(2,371,481)
3.03	Gross Profit	546,067	561,310
3.04	Operating Income (Expenses)	(413,789)	(121,114)
3.04.01	Sales	(385,807)	(339,062)
3.04.02	General and Administrative	(45,868)	(50,192)
3.04.04	Other Operating Income	62,446	14,948
3.04.05	Other Operating Expenses	(59,339)	(66,897)
3.04.06	Equity Interest in Income of Affiliates	14,779	320,089
3.05	Profit before Financial and Tax Results	132,278	440,196
3.06	Financial Results	10,241	(22,886)
3.06.01	Financial Income	88,267	56,441
3.06.02	Financial Expenses	(78,026)	(79,327)
3.07	Income before Taxes	142,519	417,310
3.08	Income and Social Contribution	10,680	(33,842)
3.08.01	Current	-	-
3.08.02	Deferred	10,680	(33,842)
3.09	Net Income	153,199	383,468
3.11	Net Income	153,199	383,468
3.99	Profit per Share - (Brazilian Reais/Share)	-	-
3.99.01	Earnings per Share - basic	869,453,964	871,710,398
3.99.01.01	ON	0.18	0.44
3.99.02	Earning per Share - diluted	869,703,383	873,477,792
3.99.02.01	ON	0.18	0.44

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
4.01	Net Income	153,199	383,468
4.02	Other Comprehensive Income	95,503	(2,841)
4.02.01	Gain (Loss) in Foreign Currency Translation Adjustments	(33)	(161)
4.02.02	Unrealized Gain (Loss) on Marketable Securities Available for Sale, net of Income Tax in the amount of (R$82) in 2012 and (R$94) in 2011	4,013	2,162
4.02.03	Unrealized Gain (Loss) in Cash Flow Hedge, net of Income Tax in the amount of R$49,392 in 2012 and (R$3,420) in 2011	99,748	3,714
4.02.04	Actuarial Losses, net of Income Tax in the amount of R$4,238 in 2012 and R$4,407 in 2011	(8,225)	(8,556)
4.03	Comprehensive Income	248,702	380,627
4.03.01	BRF Shareholders	248,702	380,627

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 a
Code	Account Description	03/31/2012	03/31/2011
6.01	Net Cash Provided by Operating Activities	550,740	187,383
6.01.01	Cash from Operations	215,068	206,654
6.01.01.01	Net Income for the Year	153,199	383,468
6.01.01.03	Depreciation and Amortization	116,677	90,744
6.01.01.04	Gain on PP&E Disposals	6,469	(54)
6.01.01.05	Deferred Income Tax	(10,680)	33,842
6.01.01.06	Provision (Reversal) for Tax, Civil and Labor Risks	(8,919)	14,573
6.01.01.07	Other Provisions	(21,869)	2,460
6.01.01.08	Exchange Rate Variations and Interest	(5,030)	1,710
6.01.01.09	Equity Interest in Income of Affiliates	(14,779)	(320,089)
6.01.02	Changes in Operating Assets and Liabilities	335,672	(19,271)
6.01.02.01	Trade Accounts Receivable	139,416	57,802
6.01.02.02	Inventories	(115,471)	(88,808)
6.01.02.03	Trade Accounts Payable	38,466	(50,294)
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	(29,131)	(12,013)
6.01.02.05	Payroll and Related Charges	(141,196)	145,946
6.01.02.06	Investment in Trading Securities	(653,770)	(679,406)
6.01.02.07	Redemptions of Trading Securities	1,121,900	637,876
6.01.02.10	Other Financial Assets and Liabilities	19,750	1,538
6.01.02.11	Interest Paid	(44,292)	(31,912)
6.02	Net Cash Provided by Investing Activities	(274,702)	(151,865)
6.02.03	Additions to Property, Plant and Equipment	(221,838)	(89,321)
6.02.04	Proceeds from disposals of property, plant and equipment	4,927	80
6.02.06	Additions to Intangible	(1,003)	(12,290)
6.02.07	Additions to Biological Assets	(56,788)	(50,334)
6.03	Net Cash Provided by Financing Activities	(262,093)	(113,554)
6.03.01	Proceeds from Debt Issuance	394,768	269,241
6.03.02	Repayment of Debt	(311,571)	(173,495)
6.03.03	Interest on Shareholders' Equity Paid	(339,790)	(209,300)
6.03.05	Advance for Future Capital Increase	(5,500)	-
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	(697)	(2,424)
6.05	Net (Decrease) Increase in Cash	13,248	(80,460)
6.05.01	At the Beginning of the Year	68,755	211,159
6.05.02	At the End of the Year	82,003	130,699

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 03/31/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balances at January, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.04	Share-based Payments	-	3,787	-	-	-	3,787
5.04.03	Options Granted	-	3,597	-	-	-	3,597
5.04.05	Treasury Shares Sold	-	158	-	-	-	158
5.04.08	Gain on Disposal of Shares	-	32	-	-	-	32
5.04.10	Participation of Non-controlling Shareholders	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	153,199	95,503	248,702
5.05.01	Net Income for the Year	-	-	-	153,199	-	153,199
5.05.02	Other Comprehensive Income	-	-	-	-	95,503	95,503
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	149,140	149,140
5.05.02.02	Tax Adjustments on Financial Instruments	-	-	-	-	(49,392)	(49,392)
5.05.02.06	Unrealized Gain on Marketable Securities Available for Sale	-	-	-	-	4,013	4,013
5.05.02.07	Actuarial Loss	-	-	-	-	(8,225)	(8,225)
5.05.02.08	Cumulative Foreign Currency Translation Adjustments	-	-	-	-	(33)	(33)
5.06	Appropriation of Income (Loss):	-	-	10,343	(10,343)	-	-
5.06.08	Reserve of Tax Incentives	-	-	10,343	(10,343)	-	-
5.07	Balances at March, 2012	12,460,471	14,726	1,770,789	142,856	(66,013)	14,322,829

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 03/31/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balances at January, 2011	12,460,471	68,614	1,064,688	-	35,194	13,628,967
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	-	35,194	13,628,967
5.04	Share-based Payments	-	3,323	-	-	-	3,323
5.04.03	Options Granted	-	1,809	-	-	-	1,809
5.04.05	Treasury Shares Sold	-	51	-	-	-	51
5.04.08	Gain on Disposal of Shares	-	1,463	-	-	-	1,463
5.04.10	Participation of Non-controlling Shareholders	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	383,468	(2,841)	380,627
5.05.01	Net Income for the Year	-	-	-	383,468	-	383,468
5.05.02	Other Comprehensive Income	-	-	-	-	(2,841)	(2,841)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	7,133	7,133
5.05.02.02	Tax Adjustments on Financial Instruments	-	-	-	-	(3,419)	(3,419)
5.05.02.06	Unrealized Gain on Marketable Securities Available for Sale	-	-	-	-	2,162	2,162
5.05.02.07	Actuarial Loss	-	-	-	-	(8,556)	(8,556)
5.05.02.08	Cumulative Foreign Currency Translation Adjustments	-	-	-	-	(161)	(161)
5.07	Balances at March, 2011	12,460,471	71,937	1,064,688	383,468	32,353	14,012,917

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Individual FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
7.01	Revenues	3,737,829	3,287,806
7.01.01	Sales of Goods, Products and Services	3,584,072	3,248,216
7.01.02	Other Income	(25,499)	(38,387)
7.01.03	Revenue Related to Construction of own Assets	178,330	79,472
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	926	(1,495)
7.02	Raw material Acquired from Third Parties	(2,642,281)	(2,261,084)
7.02.01	Costs of products and Goods Sold	(2,217,865)	(1,935,187)
7.02.02	Materials, Energy, Services of Third Parties and Other	(421,852)	(324,157)
7.02.03	Losses of Assets Values	(2,564)	(1,740)
7.03	Gross Value Added	1,095,548	1,026,722
7.04	Retentions	(116,677)	(90,744)
7.04.01	Depreciation and Amortization	(116,677)	(90,744)
7.05	Net Value Added	978,871	935,978
7.06	Received from Third Parties	102,779	376,543
7.06.01	Equity Pickup	14,779	320,089
7.06.02	Financial Income	88,267	56,441
7.06.03	Other	(267)	13
7.07	Added Value to be Distributed	1,081,650	1,312,521
7.08	Distribution of Value Added	1,081,650	1,312,521
7.08.01	Payroll	437,817	396,632
7.08.01.01	Salaries	353,290	324,980
7.08.01.02	Benefits	59,789	51,345
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	24,738	20,307
7.08.02	Taxes and Contribution	389,781	428,133
7.08.02.01	Federal	192,803	254,741
7.08.02.02	State	190,728	169,212
7.08.02.03	Municipal	6,250	4,180
7.08.03	Capital Remuneration from Third Parties	100,853	104,288
7.08.03.01	Interests	81,645	80,287
7.08.03.02	Rents	19,208	24,001
7.08.04	Interest on Own Capital	153,199	383,468
7.08.04.03	Retained Earnings	153,199	383,468

9

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS   / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03/31/2012	12/31/2011
1	Total Assets	29,618,011	29,983,456
1.01	Current Assets	10,437,777	11,123,751
1.01.01	Cash and Cash Equivalents	1,205,307	1,366,843
1.01.02	Marketable Securities	819,597	1,372,671
1.01.02.01	Financial Investments Evaluated at Fair Value	758,801	1,289,255
1.01.02.01.01	Held for Trading	528,353	1,054,105
1.01.02.01.02	Available for sale	230,448	235,150
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	60,796	83,416
1.01.02.02.01	Held to maturity	60,796	83,416
1.01.03	Trade Accounts Receivable and Other Receivables	2,700,764	3,264,748
1.01.03.01	Trade Accounts Receivable	2,651,653	3,207,813
1.01.03.02	Notes Receivable	49,111	56,935
1.01.04	Inventories	3,057,498	2,679,211
1.01.05	Biological Assets	1,180,162	1,156,081
1.01.06	Recoverable Taxes	1,034,826	907,929
1.01.06.01	Current Tax Recoverable	1,034,826	907,929
1.01.08	Other Current Assets	439,623	376,268
1.01.08.01	Non-current Assets Held for Sale	19,792	19,007
1.01.08.03	Other	419,831	357,261
1.01.08.03.02	Derivatives	57,040	23,459
1.01.08.03.03	Other	362,791	333,802
1.02	Non-current Assets	19,180,234	18,859,705
1.02.01	Non-current Assets	4,635,739	4,654,837
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	201,945	153,388
1.02.01.02.01	Held to maturity	201,945	153,388
1.02.01.03	Trade Accounts Receivable and Other Receivables	162,899	149,741
1.02.01.03.01	Trade Accounts Receivable	10,422	2,419
1.02.01.03.02	Notes Receivable	152,477	147,322
1.02.01.05	Biological Assets	399,852	387,383
1.02.01.06	Deferred Taxes	2,607,433	2,628,750
1.02.01.06.01	Income Tax and Social Contribution	2,607,433	2,628,750
1.02.01.09	Other Non-current Assets	1,263,610	1,335,575
1.02.01.09.03	Judicial Deposits	237,903	228,261
1.02.01.09.04	Recoverable Taxes	664,653	744,612
1.02.01.09.05	Other	361,054	362,702
1.02.02	Investments	26,069	20,399
1.02.02.01	Investments	26,069	20,399
1.02.02.01.01	Equity in Affiliates	25,175	19,505
1.02.02.01.04	Other	894	894
1.02.03	Property, Plant and Equipment, net	10,138,301	9,798,370
1.02.03.01	Property, Plant and Equipment in Operation	9,295,603	9,119,750
1.02.03.02	Property, Plant and Equipment Leased	85,997	58,411
1.02.03.03	Property, Plant and Equipment in Construction	756,701	620,209
1.02.04	Intangible	4,380,125	4,386,099
1.02.04.01	Intangible	4,380,125	4,386,099
1.02.04.01.02	Software	133,369	138,236
1.02.04.01.03	Brands	1,256,000	1,256,000
1.02.04.01.04	Other	15,432	18,048
1.02.04.01.05	Goodwill	2,975,324	2,973,815

10

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03/31/2012	12/31/2011
2	Total Liabilities	29,618,011	29,983,456
2.01	Current Liabilities	7,418,427	7,987,829
2.01.01	Social and Labor Obligations	118,725	116,558
2.01.01.01	Social Obligations	17,212	14,923
2.01.01.02	Labor Obligations	101,513	101,635
2.01.02	Trade Accounts Payable	2,669,993	2,681,343
2.01.02.01	Domestic Suppliers	2,370,604	2,341,043
2.01.02.02	Foreign Suppliers	299,389	340,300
2.01.03	Tax Obligations	205,188	224,761
2.01.03.01	Federal Tax Obligations	100,076	137,779
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	21,671	5,590
2.01.03.01.02	Other Federal	78,405	132,189
2.01.03.02	State Tax Obligations	102,559	86,460
2.01.03.03	Municipal Tax Obligations	2,553	522
2.01.04	Short Term Debts	3,590,413	3,452,477
2.01.04.01	Short Term Debts	3,590,413	3,452,477
2.01.04.01.01	Local Currency	1,747,822	1,814,220
2.01.04.01.02	Foreign Currency	1,842,591	1,638,257
2.01.05	Other Obligations	411,566	1,076,533
2.01.05.02	Other	411,566	1,076,533
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2,727	312,624
2.01.05.02.04	Derivatives	172,854	270,693
2.01.05.02.05	Management and Employees Profit Sharing	27,272	224,480
2.01.05.02.07	Other Obligations	208,713	268,736
2.01.06	Provisions	422,542	436,157
2.01.06.01	Provisions for Tax, Civil and Labor Risks	79,732	118,466
2.01.06.01.01	Tax Provisions	9,763	17,446
2.01.06.01.02	Labor and Social Security Provisions	52,621	74,727
2.01.06.01.04	Provision for Civil Risk	17,348	26,293
2.01.06.02	Other Provisons	342,810	317,691
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	342,810	317,691
2.02	Non-current Liabilities	7,833,699	7,885,710
2.02.01	Long-term Debt	4,494,557	4,601,053
2.02.01.01	Long-term Debt	4,494,557	4,601,053
2.02.01.01.01	Local Currency	1,444,365	1,515,486
2.02.01.01.02	Foreign Currency	3,050,192	3,085,567
2.02.02	Other Obligations	420,109	391,481
2.02.02.02	Other	420,109	391,481
2.02.02.02.06	Other Obligations	420,109	391,481
2.02.03	Deferred Taxes	1,816,670	1,791,897
2.02.03.01	Income Tax and Social Contribution	1,816,670	1,791,897
2.02.04	Provisions	1,102,363	1,101,279
2.02.04.01	Provisions for Tax, Civil and Labor Risks	826,281	835,234
2.02.04.01.01	Tax Provisions	199,163	214,177
2.02.04.01.02	Labor and Social Security Provisions	36,576	30,435
2.02.04.01.04	Provision for Civil Risk	28,055	18,881
2.02.04.01.05	Contingent liabilities	562,487	571,741
2.02.04.02	Other Provisons	276,082	266,045
2.02.04.02.04	Provisions for Employee Benefits	276,082	266,045
2.03	Shareholders' Equity	14,365,885	14,109,917
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	14,726	10,939
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	26,027	22,430
2.03.02.05	Treasury Shares	(65,162)	(65,320)
2.03.02.07	Gain on Disposal of Shares	3,318	3,286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	(12,224)	(12,224)
2.03.04	Profit Reserves	1,770,789	1,760,446
2.03.04.01	Legal	179,585	179,585
2.03.04.02	Statutory	1,524,319	1,524,319
2.03.04.07	Fiscal Incentive Reserve	66,885	56,542
2.03.05	Accumulated Earning	142,856	-
2.03.08	Other Comprehensive Income	(66,013)	(161,516)
2.03.08.01	Derivative Financial Instrument	(67,545)	(167,293)
2.03.08.02	Financial Instrument (Available for sale)	9,064	5,051
2.03.08.03	Equity on Other Comprehensive Income from Subsidiaries	12,551	12,584
2.03.08.04	Actuarial Losses	(20,083)	(11,858)
2.03.09	Non-controlling Interest	43,056	39,577

11

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS   / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
3.01	Net Sales	6,337,122	6,020,494
3.02	Cost of Sales	(4,993,642)	(4,474,918)
3.03	Gross Profit	1,343,480	1,545,576
3.04	Operating Income (expenses)	(1,075,450)	(1,020,582)
3.04.01	Sales	(953,434)	(854,954)
3.04.02	General and Administrative	(85,728)	(84,076)
3.04.04	Other Operating Income	110,541	57,349
3.04.05	Other Operating Expenses	(152,483)	(140,976)
3.04.06	Equity Interest in Income of Affiliates	5,654	2,075
3.05	Profit before Financial and Tax Results	268,030	524,994
3.06	Financial Results	(74,947)	(52,264)
3.06.01	Financial Income	284,038	157,728
3.06.02	Financial Expenses	(358,985)	(209,992)
3.07	Income before Taxes	193,083	472,730
3.08	Income and Social Contribution	(40,228)	(85,985)
3.08.01	Current	(38,205)	(4,775)
3.08.02	Deferred	(2,023)	(81,210)
3.09	Net Income	152,855	386,745
3.11	Net Income	152,855	386,745
3.11.01	BRF Shareholders	153,199	383,468
3.11.02	Non-controlling Shareholders	(344)	3,277
3.99.01	Earnings per Share - basic	869,453,964	871,710,398
3.99.01.01 ON		0.18	0.44
3.99.02	Earning per Share - diluted	869,703,383	873,477,792
3.99.02.01 ON		0.18	0.44

12

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS   / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
4.01	Net Income	152,855	386,745
4.02	Other Comprehensive Income	95,503	(2,841)
4.02.01	Loss (Gain) in Foreign Currency Translation Adjustments	(33)	(161)
4.02.02	Unrealized Gain (Loss) on Marketable Securities Available for Sale, net of Income Tax in the amount of (R$82) in 2012 and (R$94) in 2011	4,013	2,162
4.02.03	Unrealized Gain (Loss) in Cash Flow Hedge, net of Income Tax in the amount of R$49,392 in 2012 and (R$3,420) in 2011	99,748	3,714
4.02.04	Actuarial Losses, net of Income Tax in the amount of R$4,238 in 2012 and R$4,407 in 2011	(8,225)	(8,556)
4.03	Comprehensive Income	248,358	383,904
4.03.01	BRF Shareholders	248,702	380,627
4.03.02	Non-controlling Shareholders	(344)	3,277

13

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 a
Code	Account Description	03/31/2012	03/31/2011
6.01	Net Cash Provided by Operating Activities	616,536	62,237
6.01.01	Cash from Operations	382,463	735,395
6.01.01.01	Net Income for the Year	153,199	383,468
6.01.01.02	Non-controlling Shareholders	(344)	3,277
6.01.01.03	Depreciation and Amortization	237,580	220,249
6.01.01.04	Gain on PP&E Disposals	1,289	19,157
6.01.01.05	Deferred Income Tax	2,023	81,210
6.01.01.06	Provision (Reversal) for Tax, Civil and Labor Risks	(8,043)	12,969
6.01.01.07	Other Provisions	6,209	6,160
6.01.01.08	Exchange Rate Variations and Interest	(3,796)	10,980
6.01.01.09	Equity Interest in Income of Affiliates	(5,654)	(2,075)
6.01.02	Changes in Operating Assets and Liabilities	234,073	(673,158)
6.01.02.01	Trade Accounts Receivable	524,227	235,381
6.01.02.02	Inventories	(331,945)	(280,856)
6.01.02.03	Trade Accounts Payable	124	(27,797)
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	(50,927)	(96,488)
6.01.02.05	Payroll and Related Charges	(328,030)	(222,108)
6.01.02.06	Investment in Trading Securities	(1,358,705)	(684,634)
6.01.02.07	Redemptions of Trading Securities	1,906,722	638,419
6.01.02.08	Investment in Available for Sale	-	(716,583)
6.01.02.09	Redemptions of Available for Sale	5,063	612,714
6.01.02.10	Other Financial Assets and Liabilities	13,844	8,582
6.01.02.11	Interest Paid	(127,062)	(121,761)
6.01.02.12	Cash paid during the year for income tax	(19,238)	(18,027)
6.02	Net Cash Provided by Investing Activities	(589,706)	(275,871)
6.02.01	Cash investments	(48,619)	-
6.02.02	Redemptions of Marketable Securities	21,362	1,956
6.02.03	Additions to Property, Plant and Equipment	(448,031)	(152,178)
6.02.04	Proceeds from disposals of property, plant and equipment	3,322	278
6.02.06	Additions to Intangible	(1,037)	(16,632)
6.02.07	Additions to Biological Assets	(116,703)	(109,295)
6.03	Net Cash Provided by Financing Activities	(163,475)	28,024
6.03.01	Proceeds from Debt Issuance	801,392	610,034
6.03.02	Repayment of Debt	(625,077)	(372,710)
6.03.03	Interest on Shareholders' Equity Paid	(339,790)	(209,300)
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	(24,891)	(31,250)
6.05	Net (Decrease) Increase in Cash	(161,536)	(216,860)
6.05.01	At the Beginning of the Year	1,366,843	2,310,643
6.05.02	At the End of the Year	1,205,307	2,093,783

14

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 03/31/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Balances at January, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.04	Share-based Payments	-	3,787	-	-	-	3,787	3,823	7,610
5.04.03	Options Granted	-	3,597	-	-	-	3,597	-	3,597
5.04.05	Treasury Shares Sold	-	158	-	-	-	158	-	158
5.04.08	Gain on Disposal of Shares	-	32	-	-	-	32	-	32
5.04.10	Participation of Non-controlling Shareholders	-	-	-	-	-	-	3,823	3,823
5.05	Total Comprehensive Income	-	-	-	153,199	95,503	248,702	(344)	248,358
5.05.01	Net Income for the Year	-	-	-	153,199	-	153,199	(344)	152,855
5.05.02	Other Comprehensive Income	-	-	-	-	95,503	95,503	-	95,503
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	149,140	149,140	-	149,140
5.05.02.02	Tax Adjustments on Financial Instruments	-	-	-	-	(49,392)	(49,392)	-	(49,392)
5.05.02.06	Unrealized Gain on Marketable Securities Available for Sale	-	-	-	-	4,013	4,013	-	4,013
5.05.02.07	Actuarial Loss	-	-	-	-	(8,225)	(8,225)	-	(8,225)
5.05.02.08	Cumulative Foreign Currency Translation Adjustments	-	-	-	-	(33)	(33)	-	(33)
5.06	Appropriation of Income (Loss):	-	-	10,343	(10,343)	-	-	-	-
5.06.08	Reserve of Tax Incentives	-	-	10,343	(10,343)	-	-	-	-
5.07	Balances at March, 2012	12,460,471	14,726	1,770,789	142,856	(66,013)	14,322,829	43,056	14,365,885

15

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 03/31/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Balances at January, 2011	12,460,471	68,614	1,064,688	-	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	-	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	-	3,323	-	-	-	3,323	(178)	3,145
5.04.03	Options Granted	-	1,809	-	-	-	1,809	-	1,809
5.04.05	Treasury Shares Sold	-	51	-	-	-	51	-	51
5.04.08	Gain on Disposal of Shares	-	1,463	-	-	-	1,463	-	1,463
5.04.10	Participation of Non-controlling Shareholders	-	-	-	-	-	-	(178)	(178)
5.05	Total Comprehensive Income	-	-	-	383,468	(2,841)	380,627	3,277	383,904
5.05.01	Net Income for the Year	-	-	-	383,468	-	383,468	3,277	386,745
5.05.02	Other Comprehensive Income	-	-	-	-	(2,841)	(2,841)	-	(2,841)
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	7,133	7,133	-	7,133
5.05.02.02	Tax Adjustments on Financial Instruments	-	-	-	-	(3,419)	(3,419)	-	(3,419)
5.05.02.06	Unrealized Gain on Marketable Securities Available for Sale	-	-	-	-	2,162	2,162	-	2,162
5.05.02.07	Actuarial Loss	-	-	-	-	(8,556)	(8,556)	-	(8,556)
5.05.02.08	Cumulative Foreign Currency Translation Adjustments	-	-	-	-	(161)	(161)	-	(161)
5.07	Balances at March, 2011	12,460,471	71,937	1,064,688	383,468	32,353	14,012,917	10,650	14,023,567

16

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ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	03/31/2012	03/31/2011
7.01	Revenues	7,302,964	6,804,475
7.01.01	Sales of Goods, Products and Services	6,972,987	6,726,331
7.01.02	Other Income	(11,961)	(29,632)
7.01.03	Revenue Related to Construction of own Assets	350,726	115,278
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	(8,788)	(7,502)
7.02	Raw material Acquired from Third Parties	(4,934,649)	(4,315,287)
7.02.01	Costs of products and Goods Sold	(3,959,241)	(3,478,396)
7.02.02	Materials, Energy, Services of Third Parties and Other	(981,875)	(836,415)
7.02.03	Losses of Assets Values	6,467	(476)
7.03	Gross Value Added	2,368,315	2,489,188
7.04	Retentions	(237,580)	(220,249)
7.04.01	Depreciation and Amortization	(237,580)	(220,249)
7.05	Net Value Added	2,130,735	2,268,939
7.06	Received from Third Parties	289,233	159,818
7.06.01	Equity on Pickup	5,654	2,075
7.06.02	Financial Income	284,038	157,728
7.06.03	Other	(459)	15
7.07	Added Value to be Distributed	2,419,968	2,428,757
7.08	Distribution of Value Added	2,419,968	2,428,757
7.08.01	Payroll	982,280	829,231
7.08.01.01	Salaries	808,487	698,776
7.08.01.02	Benefits	124,854	93,098
	Government Severance Indemnity Fund for Employees,
7.08.01.03	Guarantee Fund for Length of Service - FGTS	48,939	37,357
7.08.02	Taxes and Contribution	864,081	935,854
7.08.02.01	Federal	511,168	604,928
7.08.02.02	State	341,948	326,748
7.08.02.03	Municipal	10,965	4,178
7.08.03	Capital Remuneration from Third Parties	420,752	276,927
7.08.03.01	Interests	369,707	210,952
7.08.03.02	Rents	51,045	65,975
7.08.04	Interest on Own Capital	152,855	386,745
7.08.04.03	Retained Earnings	153,199	383,468
7.08.04.04	Non-controlling interest	(344)	3,277

17

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

1Q2012 Results

Dear Shareholders

BRF - Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS)obtained one more important achievement: investment grade rating from all three major rating agencies. On April 4, 2012, Standard & Poor´s assigned the Company a BBB- rating. This was subsequent to the announcement of Moody’s rating on March 23, 2012 of a Baa3 rating and prior to Fitch’s reiteration of a BBB- rating on April 5, 2012. The rating agencies particularly pointed to the competitive advantages of the brand, distribution, financial strength, corporate governance, among others.

BRF’s first quarter 2012 results reflect a challenging scenario in the overseas market, a situation also observed in 4Q11. Certain key markets such as Japan and the Middle East continue to suffer a process of adjustment and normalization of inventory levels and merchandise flows. On the other hand, the performance of the domestic market and food service segments maintained a good performeance despite a weaker than expected first quarter in the Brazilian market.

Against this background, the Company recorded net sales for 1Q12 of R$ 6.3 billion, 5.3% up on 1Q11, with volumes of 1.4 million tons, 2.5% higher. Operating cash generation – EBITDA reached R$ 532 million, representing 8.4% of EBITDA margin. Net earnings amounted to R$ 153.2 million, corresponding to a net margin of 2.4%.

In accordance with the Performance Commitment Agreement – TCD signed with the Brazilian anti-trust authority - CADE, BRF and Marfrig announced in a Material Fact the signing of an Asset Exchange Contract in line with BRF’s commitment of July 13, 2011 to divest certain assets. Under the agreement, BRF will sell industrial units and distribution centers among other specified assets and will receive in exchange the processing operations of Quickfood S.A. of Argentina together with a cash payment of R$ 350 million. The Company adopts a strategy of recovering operational and financial performance as a whole with a view to executing the Performance Commitment Agreement -TCD which should have a temporary impact on the domestic market.

In order to improve the management of financial liquidity, BRF has signed a three year Revolving Committed credit facility for USD 500 million with a syndicate of banks. Together with a cash position of R$ 2.2 billion, the credit facility enables the Company to have immediate access to financial liquidity.

The Company continues fully committed to a process of integration across a broad front and involving innumerous structural projects such as integrated distribution and warehousing logistics and the corporate merger between BRF and Sadia. The international project proceeds apace with the incorporation of the acquisitions in Argentina (Dánica and Avex), the construction of an industrial unit in the Middle East, a partnership in China and the expansion of Plusfood in Europe.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

The current scenario re-emphasizes correctness of the strategy in BRF15 of reducing volatility through a process of localization of international operations and capture of greater value along the value chain. At the same time, we are consolidating the domestic market base, leveraging opportunities in food service and improving the dairy segment.

São Paulo, April 2012
Nildemar Secches Chairman of the Board	José Antonio do Prado Fay Chief Executive Officer

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

1st QUARTER 2012 – 1Q12

           Net sales totaled R$ 6.3 billion with a growth of 5.3%, driven by the good performance reported both in the domestic and food service.

      The businesses involving meats, dairy products and other processed products reported sales volume of 1,4 million tons, an increase of 2.5%.

      Gross profit amounted to R$ 1.3 billion, 13.1% lower, reflecting decrease of prices on exports and higher production costs.

      EBITDA reached R$ 532.0 million, 34.8% less than the first quarter of the preceding year, bearing in mind the good performance for the businesses in 1Q11.

      Net income was R$ 153.2 million against R$ 383.5 million reported in 1Q11.

      Financial trading volume in BRF’s shares reached an average of US$ 86.4 million/day during the year, jumping 37.7% compared with 1Q11.

Highlights (R$ Million)	1Q12	1Q11	% Ch.

Net Sales	6,337	6,020	5
Domestic Market	3,919	3,592	9
Exports	2,418	2,428	(0)
Gross Profit	1,343	1,546	(13)
Gross Margin	21.2%	25.7%	-450 bps
EBIT	268	525	(49)
Net Income	153	383	(60)
Net Margin	2.4%	6.4%	-400 bps
EBITDA	532	816	(35)
EBITDA Margin	8.4%	13.6%	-520 bps
Earnings per share(1)	0.18	0.44	(60)
1-Consolidated earnings per share (in R$), excluding treasury shares.

(The variations commented in this report are comparisons between the 1st quarter 2012 and 1st quarter 2011, except when another comparison is specified).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Brazilian Exports

Brazilian exports of chicken meat, pork and beef recorded a weak performance in 1Q12 compared with 4Q11, although showed a recovery and higher volumes in relation to 1Q11, with the exception of beef.

Chicken meat exports amounted to 974 thousand tons in 1Q12, 6.8% lower than in 4Q11 but 4.4% up on 1Q11. In terms of export revenue, there was a decline of 14.9% against 4Q11 and an increase of 1.1% versus 1Q11. Shipments to Japan, Venezuela and Iraq registered the largest declines in the quarter. On the other hand, sales volume to Hong Kong, China and Egypt reported substantial increases in the same period. Among exported products, volumes of chicken cuts posted the best performance in 1Q12 (increase of 12.8% versus 1Q11 and of 0.7% versus 4Q11), with consistent growth in the markets of the Middle East and Africa.

Overseas sales of pork in 1Q12 were also positive versus 1Q11, albeit negative when compared with 4Q11. The volume of 122 thousand tons of exports in 1Q12 was 3.5% up on the volume for 1Q11 and 3.1% below 4Q11. In revenue terms, the quarter reported an increase of 0.7% over 1Q11 but 15.2% down on 4Q11. The Russian trade ban and recent restrictions on the part of Argentina have had a negative impact on Brazilian port exports, although efforts are being made to offset the shortfall to these countries with higher volumes to other importing markets such as Hong Kong and the Ukraine.

However, shipments of beef (in natura and industrialized) in terms of volume have not seen a recovery. In 1Q12, the 258 thousand tons of exports were 2,2% lower than 1Q11 and 7.8% lower than 4Q12. In export revenue, there was a decline of 0.5% versus 1Q11 and 12.7% versus 4Q12.

 Raw Material

The average price per sack of corn on the domestic market increased by 2.0% in  1Q12 versus 4Q11 due to the severe drought conditions in the South of Brazil and consequently reducing the harvest for the 1st crop (summer) from 40 to 36 million  tons. Comparing 1Q12 and 1Q11, domestic corn prices remained -1.6% lower due to domestic inventory which remained stable in relation to the preceding year and as a result of the decline on the international market (-4.3% down on 1Q11). Soybean prices on the Brazilian market saw an increase of 7.0% in 1Q12 versus 4Q11 due to a shortfall in the Brazilian crop (10 million tons down on forecast) and in Argentina (5 million tons less than forecast) and pricing tendencies continue to indicate an increase. Comparing 1Q12 and 1Q11, prices in the domestic market were off by -1.1% reflecting international quotations -8.4% lower and a 6% decline in the Real against the US Dollar (from R$1.67 in 1Q11 to R$ 1.77 in 1Q12).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Investments

Investments for the quarter amounted to R$ 594.2 million, 127.6% more than the same quarter in 2011. Expenditures were directed to growth, efficiency and support projects, and biological assets (breeder stock), as well as investments for the capture of forecasted synergies and the replacement of production capacity in the light of asset sales under the Performance Commitment Agreement (TCD). Investments in breeder stock amounted to R$ 116.7 million. The significant year-on-year growth during the period was due both to a policy of containing investments last year pending the final decision on the merger from the anti-trust (CADE) authority and the increased expenditure in the quarter under review in line with our growth plan.

Production

A total of 1.4 million tons of foodstuffs was produced in 1Q12, in volume, 2.6% higher than reported in 1Q11, mainly due to higher output in the meats segment and for the food service business.

The production of the companies, Avex and Dánica in Argentina was also consolidated into the growth recorded for meats and other processed products.

From the innovation point of view, 61 new SKUs were launched: Food Service - 11; domestic market – 11; exports – 12 and 27 in the dairy products segment. Construction work on the new technological center in Jundiaí-SP to provide a support role for innovative processes is on schedule and operations are expected to begin before the end of 2012.

Production	1Q12	1Q11	% Ch.

Poultry Slaughter (million heads)	457	426	7
Hog/ Cattle Slaughter (thousand heads)	2,717	2,640	3
Production (thousand tons)
Meats	1,068	1,011	6
Dairy Products	257	283	(9)
Other Processed Products	117	111	5
Feed and Premix (thousand tons)	2,914	2,682	9

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Domestic Market

Sales to the domestic market reached R$ 3.0 billion, an 11.2% increase, in spite of a rise in volumes of only 2.5%, driven by average prices 8.4% higher. The latter gave support to  the margin of 9.5% against 10.7% reported 2011, thus offsetting the increase in principal raw materials and other product costs in the period.

The product launches in the period incorporating the Sadia branded line of pizzas as well as Perdigão’s Meu Menu and Sanduba lines, gave an added boost to  performance.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

In Natura	99	93	7	481	479	0
Poultry	66	63	6	273	300	(9)
Pork/Beef	33	30	9	208	180	16
Elaborated/Processed	435	420	4	2,318	2,078	12
Others Sales	99	105	(6)	193	133	44
Total	633	617	3	2,992	2,690	11

Exports

The Company reported export revenue of R$ 2.4 billion, 1% down on 1Q11 due both to price and volume pressures in some key regions such as the Middle East (the Arab spring) and Japan (higher domestic inventory in that market), which resulted in a negative operating margin of 2.3% against a positive 8.1% in 1Q11, a quarter when we reported an important improvement in performance following a recovery in export markets.

While export volumes rose by 6.9% to 578 thousand tons, revenues fell due to a temporary trough in demand given high existing levels of local inventory in important markets such as the Far East and the Middle East. This inventory was built up in 2011 when there was strong demand from the importers in these areas due to production shortfalls in various producing countries, a fact which further accentuated demand for Brazilian meat.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Export prices and volumes are expected to post a gradual recovery in 2Q12, with normalization as from 2H12, given greater equilibrium between supply and demand.

EXPORTS	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

In Natura	504	462	9	1,950	1,980	(1)
Poultry	437	400	9	1,538	1,621	(5)
Pork/Beef	68	62	9	412	359	15
Processed	74	79	(6)	409	403	1
Total	578	541	7	2,359	2,383	(1)

The Company reported the following scenario in its principal markets during the quarter:

Far East –  This market experienced narrower margins in the period and these are expected to persist until local inventory is fully aligned with supply and demand, more particularly the case of the Japanese market. Volumes rose 27.6% and revenues 9.9% in the year, with pricing pressure in the final quarter of 2011 in Japan - a market which had performed well up to the end of 1H11 - carrying over into the first quarter 2012.

Eurasia – Revenues fell 29.9%, with volumes 26.7% less, due to the Russian trade ban on imports from a large part of Brazilian exporting units. However, the Ukraine is absorbing a substantial part of the volumes originally for export to the Russian market, offsetting the negative impact of the ban.

Europe –  Revenues in this market rose 3.1%, in spite of a 1.5% decline in volume, due to the continued strategic focus on greater added value, especially based on Plusfood’s products, which are expanding the portfolio based on an increase in local production capacity. The economic situation experienced by some regions in Europe has not so far impacted our businesses.

Middle East – While volumes were up 6.3%, this market posted revenues 9.9% lower. The fall-out from the Arab Spring drove down prices of in-natura products, especially griller chicken, squeezing margins in the Middle East market.

South America –  Revenues rose 36.6% and volumes 26% on the back of the newly acquired businesses of Avex and Dánica and growing demand in the South American markets as a whole. However, the Argentine government has adopted measures making exports via Brazil more difficult.

Africa and other countries – Africa posted a good performance with an average growth of 14%, although imports by other countries fell, the overall result being a reduction of 0.9% in revenue and 1.4 in volume.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Dairy products – Dairy product revenues rose 0.9%, although volumes were off by 10.1%, notably in the fluid milk business, where the objective was to reduce the impact on margins due to higher production costs and the more commoditized nature of this product. Operating margin was a negative 0.3% against 0.1% in 1Q11.

The operating margin for this segment continues under some pressure. However product launches in the cheese line: Sadia’s danbo and mozzarella cheeses are beginning to show results and a good performance, reporting an increase of 127% in revenue and 86% in sales volume with products selling into the retail and food service segments.

In 1Q12, BRF launched 27 products aimed at improving margins and upgrading the portfolio. Launches included the yogurt line (tubs), the Kissy line of grape-flavored yogurts, Pense Zero, Batavo milks and trakinas shake and a line in cheeses, including the sliced product.

DAIRY	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

Dry Division	192	222	(13)	383	431	(11)
Fresh and Frozen Division	59	58	3	251	197	28
Total	252	280	(10)	634	628	1

Food service – In 1Q12, revenue from food service rose 10.4%, with an operating margin of 11% against 13.9% in 1Q11, although volume grew 8%, principally for processed products, with average prices increase of 2.2%.

The Company launched a total of 11 products between in-natura and processed lines for the global networks, an appetizer/savory snacks platform, grill line and rotisserie products.

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

Total	57	53	8	353	320	10

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Net Sales –   BRF registered net operating sales of R$ 6.3 billion in the year, 5.3% higher, largely driven by the favorable performance in the domestic market and in the food service segment.

Cost of Sales  – The cost of sales increased 11.6% to R$ 5 billion, a faster rate than for sales revenue, and trimming the Company’s gross margins. The principal impacts on costs reflected the cost of corn (12% higher), milk (a 7% increase) as well as other raw materials and direct inputs.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.3 billion, a reduction of 13.1% with a gross margin declining from 25.7% to 21.2%, a significant fall in the quarter’s results.

Operating Expenses – Operating expenses were 10.7% higher due to the lower level of revenue generation compared to structures with fixed selling expenses increasing 19.8% while variable and administrative expenses rose by only 2%.

Other Operating Expenses – Other operating expenses decreased 49.8% to R$ 42 million due to income from reversal of provisions, recovery of expenses, and also pre-operational costs of the new industrial units, claims and provisions for tax and civil risks. Additionally, in accordance with the IFRS, profit sharing is also included under this item.

Operating  Profit and Margin –  The Company registered an operating margin of 4.2% in 1Q12 against 8.7% in 1Q11, equivalent to a decline in operating result of 48.9% for the quarter, reflecting a diminished performance in the overseas market and pressure on production costs. Operating profit before financial expenses (EBIT) reached R$ 268 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Financial Result –  Net financial expenses amounted to R$ 74.9 million, 43.4% higher than for the same period in 2011 due to an increase in net debt and the foreign exchange translation effect. In addition to the currency effect, the allocation of cash in support of capital expenditure investments increased net debt to R$ 5.9 billion, resulting in a net debt to EBITDA (last twelve months) ratio of 2 times with book currency exposure of US$ 468 million.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), it uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On March 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 595 million, with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,385 million + EUR 216 million + GBP 77.1 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

DEBT - R$ Million	03.31.12		12.31.11
	Current	Non-Current	Total	Total	% Ch.

Local Currency	1,748	1,444	3,192	3,330	(4)
Foreing Currency	2,015	3,050	5,066	4,995	1
Gross Debt	3,763	4,495	8,258	8,324	(1)
Cash Investments					0
Local Currency	612	121	733	1,203	(39)
Foreing Currency	1,470	81	1,550	1,713	(9)
Total Cash Investments	2,082	202	2,284	2,916	(22)
Net Accounting Debt	1,681	4,293	5,974	5,408	10
Exchange Rate Exposure - US$ Million			468	471	-

Income Tax and Social Contribution  – Income tax and social contribution totaled R$ 40.2 million for the year, 53.2% less, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Net Income and Net Margin  – Net income was R$ 153.2 million in the year, corresponding to a net margin of 2.4%, a decline of 60% in relation to 2011,  a reflection of one-off factors impacting export business and the increase in production costs.

EBITDA – EBITDA (operating cash generation) reached R$ 532 million, a 34.8% decline, registering a net margin of 8.4% against 13.6% reported in 1Q11.

EBITDA - R$ Million	1Q12	1Q11	% Ch.

Net Income	153	383	(60)
Non Controlling Shareholders	(0)	3	-
Income Tax and Social Contribution	40	86	(53)
Net Financial	75	52	43
Equity Accounting and Other Operating Result	26	71	(63)
Depreciation and Amortization	238	220	8
= EBITDA	532	816	(35)

Shareholders’ Equity –  On March 31, 2012, shareholders’ equity was R$ 14.4 billion against R$ 14.1 billion on December 31, 2011, a 1.8% increase and reflecting an annualized 8% return on investment.

Performance

The average daily financial trading volume on the BM&FBovespa and NYSE was US$ 86.4 million, 37% more than reported for 1Q11, the shares depreciating 1.2% on the BM&FBovespa and appreciating 2.4% on the NYSE.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

PERFORMANCE	1Q12	1Q11

Share price - R$*	36.00	30.83
Traded Shares (Volume) - Millions	152.7	132.9
Performance	(1.2%)	12.8%
Bovespa Index	13.7%	(1.0%)
IGC (Brazil Corp. Gov. Index)	14.0%	(1.1%)
ISE (Corp. Sustainability Index)	13.8%	4.7%

Share price - US$*	20.01	19.09
Traded Shares (Volume) - Millions	113.7	88.7
Performance	2.4%	13.1%
Dow Jones Index	8.1%	6.4%

* Closing Price

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Basis: 03/31/2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Novo Mercado  - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Arbitration Panel under the arbitration commitment clause written into its bylaws and regulations.

Risk Management  - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details of this management are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit  –   In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that the auditor should not audit his own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on April 27, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending March 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

Value Added – R$ million

Added Value Distribution	1Q12	1Q11	% Ch.

Human Resources	982	829	18
Taxes	864	936	(8)
Interest	421	277	52
Retention	153	383	(60)
Non-controlling shareholders	0	3	(110)
Total	2420	2,429	(0)

Stock Option Plan  – The Company has currently granted 4,196,815  stock options to 55 executives with a maximum vesting period of five years according to the Compensation Plan Regulations based on shares approved in the E/AGM held on March 31, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	03.31.2012	03.12.2011	% Ch.

Assets	29,618	29,983	(1)
Current Assets	10,438	11,124	(6)
Cash and Cash Equivalents	1,205	1,367	(12)
Marketable Securities	820	1,373	(40)
Trade Accounts Receivable and Other Receivables	2,652	3,208	(17)
Inventories	3,057	2,679	14
Biological Assets	1,180	1,156	2
Recoverable Taxes	1,035	908	14
Prepaid Expenses	98	100	(2)
Others Noncurrent Assets	391	334	17

Noncurrent Assets	19,180	18,860	2
Long Term Assets	4,636	4,655	(0)
Investments	26	20	28
Property, Plant and Equipment	10,138	9,798	3
Intangible	4,380	4,386	(0)
	-	-
Liabilities	29,618	29,983	(1)
Current Liabilities	7,418	7,988	(7)
Payroll and related charges	462	434	6
Trade Accounts Payable	2,670	2,681	(0)
Tax Payable	205	225	(9)
Short- Term Debt	3,590	3,452	4
Other Current Liabilities	412	1,077	(62)
Provisions	80	118	(33)

Non-Current Liabilities	7,834	7,886	(1)
Short-Term Debt	4,495	4,601	(2)
Other Non-Current Liabilities	696	658	6
Deferred Income Tax	1,817	1,792	1
Provisions	826	835	(1)

Shareholders' Equity	14,366	14,110	2
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,994	1,837	9
Other Results	(66)	(162)	(59)
Treasury Shares	(65)	(65)	-
Non Controlling Shareholders	43	40	9

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Management Report / Comments on the Performance

INCOME STATEMENT - R$ Million	1Q12	1Q11	% Ch.

Net Sales	6,337	6,020	5
Domestic Market	3,919	3,592	9
Exports	2,418	2,428	(0)
Cost of Sales	(4,994)	(4,475)	12
Gross Profit	1,343	1,546	(13)
Operating Expenses	(1,039)	(939)	11
Sales	(953)	(855)	12
General and Administrative	(86)	(84)	2
Other Operating Results	(42)	(84)	(50)
Equity Accounting	6	2	172
Financial Expenses, Net	(75)	(52)	43
Income Before Financial Exp. and Other Results	193	473	(59)
Income Tax and Social Contribution	(40)	(86)	(53)
Non-Controlling shareholders	0	(3)	-
Net Income	153	383	(90)
EBITDA	532	816	(35)

The results of the first quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

1.            COMPANY’S OPERATIONS

The BRF – Brasil Foods S.A. (“BRF or parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. The Company is a public company, listed on the Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS, which headquarters is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•           Whole chickens and cuts of chicken, turkey, pork and beef cuts;

•           Ham products, sausages, bologna, frankfurters and other smoked products;

•           Hamburgers, breaded meat products and meatballs;

•           Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•           Milk, dairy products and desserts;

•           Juices, soy milk and soy juices;

•           Margarine; and

•           Soy meal and refined soy flour, as well as animal feed.

During the last quarter of 2011, the Company's activities started to be segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products, as mentioned in note 5.

In the domestic market, the Company operates 45 meat processing plants, 16 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant and 1 soybean crushing plant, all of them located near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 3 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 38 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 145 countries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson, in addition to licensed brands such as Turma da Mônica.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	03.31.12	12.31.11
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.		Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Crossban Holdings GmbH		Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International	(a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Import and commercialization of products	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.	(d)	Industralization, import and commercialization of products	China	50.00%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(c)	Import and export of products	Argentina	0.02%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real estate	Brazil	34.51%	34.51%
Athena Alimentos S.A.		Industrialization and commercialization of commodities	Brazil	99.99%	99.99%
Sadia Overseas Ltd.		Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
Badi Ltd.		Import and commercialization of products	Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.		Holding	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	46.01%	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	99.98%	100.00%
Avex S.A.		Industrialization and commercialization of products	Argentina	65.58%	65.58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,635 (R$1,588 as of December 31, 2011), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of March 31, 2012 , is represented by a net capital deficiency of R$9,718 (R$9,363 as of December 31, 2011), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) Change in the equity interest.

(d) Establishment of joint venture in China.

1.2.  Performance Commitment Agreement

As disclosed to the market on July 13, 2011, the Company, its wholly-owned subsidiary Sadia and the Administrative Council for Economic Defense (“CADE”) signed the Performance Commitment Agreement (“TCD”) which the main purpose is to establish measures to accomplish the following:

(i)          prevent the merger between the Company and its subsidiary from substantially eliminating the competition;

(ii)        establish conditions to the existence of a strong competitor in the markets affected by the merger;

(iii)       propitiate condition to the fast and efficient  entrance of competitors in the affected markets; and

(iv)       ensure that the benefits originated from the merger be equally distributed among participants and consumers.

The measures established in the TCD are limited to the national territory, in certain markets and/or products category. The Company and its subsidiary are free to act in the whole foreign market, in the dairy products market and in the food service local market, as long as they do not interfere in the assumptions and effectiveness of TCD.

In order to attend the TCD’s purposes, the Company and its subsidiary committed to take the following measures:

(i)        disposal of the brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata, as well as all, the intellectual properties rights related to these brands;

(ii)       jointly dispose all the assets and rights related to the  production plants:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

Plant	State	Activity

Carambeí	PR	Pork slaughtering, finished goods processing, animal feed production, hatcheries and pork farms.
Três Passos	RS	Pork slaughtering, finished goods processing, hatcheries and pork farms.
Brasília	DF	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
São Gonçalo	BA	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
Salto Veloso	SC	Finished goods processing.
Bom Retiro do Sul	RS	Finished goods processing.
Lages	SC	Finished goods processing.
Duque de Caxias	RJ	Finished goods processing.
Várzea Grande	MS	Finished goods processing.
Valinhos	SP	Finished goods processing.
Excelsior	RS	Finished goods processing.

The total production capacity of the units to be disposed of must correspond to 730,000 tons per annum (“p.a.”).

(iii)      disposal of all the assets and rights related to the following distribution centers:

City	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(iv)       assignment of the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (ii) above;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(v)        suspension of the use of the Perdigão  brand,  from the signing date of the disposal agreement, in the Brazilian territory, for the following products and periods:

Product	Term
Ham products	3 years
Pork festive kits	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(vi)       suspension of the use of the Batavo  brand, from the signing date of the disposal agreement, for the period of 4 years, related to the products listed above in item (v).

The CADE has been assessing the Company’s compliance with the commitments disclosed herein, as the Company is subject to penalties in case of noncompliance with CADE’s provisions, which ultimately, includes the review of the operation.

In order to attend the obligations derived from the TCD, the Company’s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer the productive capacity of 730,000 tons to the future acquirer as established by the TCD, which includes: assets transfers, purchase and installation of new product lines and the shutdown of existing productions line with the correspondent transfer to other production plants.

On December 8, 2011, the Company and Marfrig Alimentos S.A. (“Marfrig”)  disclosed to the market that they signed a binding document, Memorandum of Understanding (“MOU”), which was confirmed with some amendment by the Asset Exchange and Other Agreements signed on March 20, 2012, establishing the main terms and conditions aiming to accomplish an exchange of the Company’s assets and rights related to the TCD with Marfrig or its subsidiary Quickfood S.A. (“Quickfood”) as follows:

(i)             the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90,05% of the capital of Quickfood, a company based in Argentina, which owns the rights of Paty  brand. Additionally, Marfrig is compelled to adopt all necessary actions to segregate and remove from Quickfood, all assets and liabilities related to beef activity that will remain under control of Marfrig, except the San Jorge cold storage, that property will be transferred to the Company;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(ii)        additional payment of an amount of R$350,000, of which R$100,000 will be paid between June and October 2012 and the remaining amount of R$250,000 will be paid in 72 monthly installments bears market interest rates; and

(iii)       commercial operations related to the Paty  brand in Uruguay and Chile.

Additionally, it was agreed that risks and benefits regarding to the Company's pork manufacturing facility , located in the City of Carambeí, State of Paraná, will be transferred to Marfrig through a lease contract for a period of 3 years, renewable for more 1 year, with a call option for the amount of R$188,000.

Management's understanding of both companies is that the assets to be exchanged have equivalent values. Such understanding is subject to corroboration through an appraisal report at fair market value of the businesses which is currently being prepared. The transaction is subject to adjustments resulting from the legal, accounting, financial and operational due diligences, which are in progress and until the date of the issuance of these financial statements have not been finalized.

The signing of the definitive agreements and the actual implementation of the transaction are subject to precedent conditions, including the assessment of CADE, in the terms and limits placed on the TCD signed on July 13, 2011.

The Company did not reclassify the set of assets and liabilities to be disposed of as held for sale, because it concluded that on March 31, 2012, the current condition of these assets did not met the requirements of CPC 31, paragraph 7  “ the assets or group of assets held for sale must be immediately available in its current conditions…”. The Company’s conclusion is supported by the following factors:

(i)          in order to attend the requirements related to the disposal of productive capacity, which correspond to 730,000 tons, the Company prepared a plan comprising of refurbishments and adaptations necessary in these plants which demand an investment in the amount of R$78,528. Until March 31, 2012, only R$22,265 was effectively invested, hence showing that the plants were not immediately available for sale in the conditions determined by CADE;

(ii)        in the MOU signed on December 8, 2011, and in the Asset Exchange and Other Agreements, Marfrig imposed other conditions that also require additional changes in the plants besides those mentioned in the item (1) above, denominated “precedent conditions”;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(iii)       the buildings and lands related to the plants to be disposed of are pledged as guarantees; and

(iv)       as required by CADE, the plants in the scope of TCD must operate until the moment of ownership transfer; therefore, such plants will attend the sales orders of the products currently being manufactured, which are not part of the products portfolio to be sold to Marfrig according to TCD. Thus, the sales orders backlog will not be transferred to the Marfrig.

Due to the fact that the Company and the Marfrig have not concluded all appraisal reports of fair value assets until the date of the issuance of these financial statements and also because it has not identified other  impairment   factors, no adjustments have been recorded in these quarterly financial information for the three month period ended March 31, 2012.

Based on a preliminary appraisal report, on March 31, 2012 the book value of Company’s assets to be exchanged do not exceed their fair value.

The estimated accounting balances of the assets and liabilities to be exchanged with Marfrig according to the MOU and confirmed by the Asset Exchange and Other Agreements as of March 31, 2012 are set forth below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,606
Trade accounts receivable	11,994
Inventories	125,689
Others	1,630
143,919
NON-CURRENT ASSETS
Deferred taxes	6,607
Judicial deposits	1,168
Others assets	1,232
Investments	13
Property, plant and equipment	470,000
479,020

TOTAL ASSETS	622,939

Consolidated current assets	10,437,777
Consolidated non-current assets	19,180,234
Consolidated total assets	29,618,011

% that represents in consolidated current assets	1.4%
% that represents in consolidated non-current assets	2.5%
% that represents in consolidated total assets	2.1%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

LIABILITIES
CURRENT LIABILITIES
Short term debts	12,107
Trade accounts payable	7,190
Social and labor obligations	16,085
Tax obligations	3,152
Other obligations	1,409
39,943
NON-CURRENT LIABILITIES
Long term debts	61
Tax obligations	5,952
Other obligations	1,641
7,654

NET ASSETS	573,874

TOTAL LIABILITIES	622,939

Consolidated current liabilities	7,418,427
Consolidated non-current liabilities	7,833,699
Consolidated shareholders'equity	14,365,885
Consolidated total liabilities	29,618,011

% that represents in consolidated current liabilities	0.5%
% that represents in consolidated non-current liabilities	0.1%
% that represents in consolidated shareholders'equity	4.0%
% that represents in consolidated total liabilities	2.1%

The labor obligations related to the retirement supplementary plan and other benefits presented in the note 24 are still being estimated and for this reason were not included in the position above.

The Company does not expect the disposal of these assets to cause significant impacts on the Company’s future cash flows.

The Management´s Company and Marfrig expected to conclude the precedent conditions established by the Asset Exchange and Other Agreements until May 31, 2012, to allow the conclusion of the definitive asset exchange agreement on June 01, 2012.

1.3.       Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose will be:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(i)        access to the market distribution in Continental China, Hong Kong and  Macau reaching retail and food service channels;

(ii)       local processing of products; and

(iii)      developing the Sadia brand in these countries.

The Company owns 50% participation in the JV and is committed to make a capital increase amounting to approximately R$2,450, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, the JV will have sales  volumes of more than 140,000 tons and have net revenues of approximately R$844,100.

1.4.       Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information have been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such financial statement differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRS.

The Company’s individual and consolidated quarterly financial information are expressed in thousands of Brazilian Reais (“R$”), as well as, the amount of other currencies disclosed in the financial statement, when applicable, were also expressed in thousands.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of the quarterly financial information. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly different from those recorded in the financial statement due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated quarterly financial information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

(i)     derivative financial instruments measured at fair value;

(ii)    derivative financial instruments measured at fair value through the statement of income;

(iii)  financial assets available for sale measured at fair value;

(iv)  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

(v)    share-based payments measured at fair value.

3.            SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information were prepared according to CVM Deliberation No. 673/11, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, are aiming to provide updated information  based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The current quarterly financial information were consistently prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2011 (note 3), except regarding to the adoption of the requirements stated in the paragraph 28 of CVM Deliberation No. 673/11. Thus, during this quarter the Company started to disclose the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal period ended December 31, 2012, as disclosed in note 14.

There were no changes of any nature related to such policies and estimates calculation methodology.  As allowed by CVM Deliberation No. 673/11, Management decided not to disclose again the details of the accounting policies adopted by the Company, hence, it is necessary the reading of the quarterly financial information together with the annual financial statements for the year ended December 31, 2011, in order to allow the quarterly financial information users to enlarge their understanding regarding the Company’s capacity of profit and future cash flows generation as well as its financial conditions and liquidity.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	03.31.12	12.31.11
U.S. dollar (USD)	1.8221	1.8758
Euro (EUR)	2.4300	2.4342
British Pound (GBP)	2.9132	2.9148
Argentine Peso (ARS)	0.4164	0.4360

Average rates
U.S. dollar (USD)	1.7701	1.6746
Euro (EUR)	2.3194	2.3278
British Pound (GBP)	2.7798	2.6835
Argentine Peso (ARS)	0.4080	0.4056

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The policy establishes limits for the decision making and adoption of hedging instruments with the purposes of:

(i)    protecting from the exposure to fluctuation of interest rates;

(ii)   protecting from the exposure to variation of foreign exchange rates on debt and cash flow; and

(iii)  protecting from the exposure to changes in the commodities prices.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approving the Risk Policy. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each identified risk, according to the guidelines enacted by the Board of Directors as well as for approving:

(i)     the action plans defined for aligning the risks within the defined limits of tolerance;

(ii)    the performance indicators to be used in risk management;

(iii)  the overall limits; and

(iv)  the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Policy.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The Risk Management area has as primary task the monitoring, evaluation and reporting of financial risk taken by the Company, and among these are:

(i)     an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Policy;

(ii)    the preparation of reports;

(iii)  the evaluation and presentation of alternatives to mitigate risks; and

(iv)  the modeling and assessment of exposure to risks.

The tasks mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments utilized presenting the potential impacts.

The Risk Policy defines the strategies to be adopted, and Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

Considering the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained for the period met the established objectives.

As permitted by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, in accordance with  its Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow that:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(i)     is attributable to a particular risk associated with a recognized asset or liability;

(ii)    is a highly probable transaction; and

(iii)  could affect profit and loss.

The Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates,  the fluctuation of the interest rates and changes to the commodities prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

4.2.       Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This exhibition refers primarily to changes in market interest rates, that affect assets and liabilities of the companies, indexed to the London Interbank Offered rate ("LIBOR"), Term Interest Rate ("TJLP"). Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit ("CDI")  Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

The Company continually monitors the market interest rates, in order to evaluate any potential need to enter in hedging contracts to protect from the exposure to fluctuation of such rates. These transactions are basically characterized by contracts that exchange floating rate for fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP and UMBNDES.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

With regards to the Company's marketable securities, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. If CDI increases, impacts become favorable, while if CDI decreases, results become unfavorable.

4.3.       Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of the assets or an increase of the amounts of liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro (“EUR”) and the British Pound (“GBP”) in relation to the Brazilian Real.

The objective of the Company’s Risk Policy is the protection from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations not denominated in Brazilian Reais, thus protecting the Company’s balance sheet, through the use of over-the-counter transactions (“swap”) and transactions on the futures exchange.

4.3.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Cash and cash equivalents and marketable securities	38,038	40,469	1,493,456	1,689,551
Trade accounts receivable - third parties	51,904	37,921	1,279,803	1,379,420
Accounts receivable from subsidiaries	438,571	409,061	-	-
Dollar futures agreements	192,866	65,801	192,866	65,801
Inventory	1,904	-	354,549	112,267
Forward contracts (NDF) (a)	5,466	-	5,466	11,255
Exchange rate contracts (SWAP)	(356,571)	(359,369)	(356,571)	(359,369)
Loans and financing	(1,414,370)	(1,268,830)	(4,892,783)	(4,723,824)
Pre-payment exports designated as hedge accounting	1,084,309	1,210,248	1,084,309	1,210,248
Trade accounts payable	(52,391)	(55,760)	(299,389)	(340,300)
Advance pre-payment from subsidiaries	(1,757,008)	-	-	-
Other operating assets and liabilities, net	5,484	-	285,294	71,948
	(1,761,798)	79,541	(853,000)	(883,003)

Foreign exchange exposure in US$	(966,905)	42,404	(468,141)	(470,734)

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The Company's total net foreign exchange exposure as of March 31, 2012, is a liability of US$468,141  and is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the commercial activity, such as estimates of exports and purchases of raw materials. For the purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

4.3.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

BR GAAP and IFRS
Consolidated
03.31.12
	Subject to				Reference value	Market value
Instrument	hedge	Maturity	Receivable	Payable	(notional)	(1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	04/2012 to 02/2013	R$ (Pre- of 9.25%)	US$	2,523,609	7,134
NDF	Exchange rate	04/2012 to 02/2013	R$ (Pre- of 7.79%)	EUR	524,880	9,262
NDF	Exchange rate	04/2012 to 02/2013	R$ (Pre- of 7.76%)	GBP	224,608	(4,552)
Swap	Exchange rate	Up to 07/2013	US$ + 7%	R$ (76% from CDI)	56,112	1,351
Swap	Exchange rate	04/2012 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from CDI)	330,750	(11,167)
Swap	Interest rate	08/2012 to 06/2018	US$ + LIBOR 3M + 1.43%	US$ + 3.92%	364,420	(16,092)
Swap	Interest rate	07/2012 to 02/2019	US$ + LIBOR 6M + 1.77%	US$ + 4.86%	984,194	(60,141)
Swap	Interest rate	Up to 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	182,210	(3,505)
					5,190,783	(77,710)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	04/2012 to 06/2012	US$	ARS (Pre- of 14.46%)	5,466	(43)
NDF	Exchange rate	03/2012	US$ (Pre- of 0.15%)	EUR	121,500	(69)
NDF	Exchange rate	04/2012 to 06/2012	R$ (Pre- of 11.14%)	EUR	9,720	392
NDF	Exchange rate	04/2012 to 06/2012	EUR	R$ (Pre- of 8.13%)	9,720	(1)
Swap	Interest rate	05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	54,663	(192)
Swap	Exchange rate	03/2015	R$ (Pre- of 9.62%)	US$ + 1.40%	356,571	(37,165)
Options	Live cattle	07/2012 to 11/2012	R$	R$	100,122	(399)
NDF	Live cattle	09/2012	R$	R$	1,679	9
Future contract	Exchange rate	04/2012	US$	R$	192,866	(513)
Future contract	Live cattle	12/2012	R$	R$	44,476	(123)
					896,783	(38,104)
					6,087,566	(115,814)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Consolidated
12.31.11
	Subject to				Reference value	Market value
Instrument	hedge	Maturity	Receivable	Payable	(notional)	(1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	Up to 01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ + 7%	R$ (76% from CDI)	56,112	1,031
Swap	Exchange rate	10/2011 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from CDI)	330,750	(16,702)
Swap	Interest rate	08/2012 to 06/2018	US$ + LIBOR 3M + 1.43%	US$ + 3.92%	375,160	(18,102)
Swap	Interest rate	07/2012 to 02/2019	US$ + LIBOR 6M + 1.77%	US$ + 4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	187,580	(3,593)
					5,717,156	(199,633)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	Up to 03/2012	US$ (Pre- of 0.54%)	EUR	60,855	515
Swap	Interest rate	Up to 05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	56,274	(356)
Swap	Exchange rate	Up to 03/2015	R$ (Pre- of 9.62%)	US$ + 1.40%	359,369	(47,802)
Options	Live cattle	01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	Up to 09/2012	R$	R$	1,679	29
Future contract	Exchange rate	Up to 01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	Up to 10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

 (1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and future contracts with the objective of minimize the effects of the variations in the foreign exchange rates and for protection from the fluctuations of interest rates.

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company and were satisfactory.

4.3.3.   Options

As of March 31, 2012, the Company did not have any currency options designated or not as cash flow hedge accounting.

4.4.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting:

(i)        the relationship of the hedge;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(ii)       the objective and risk management strategy of the Company to hire a hedge transaction;

(iii)        the identification of the financial instrument;

(iv)        the hedge object or transaction;

(v)       the nature of the risk to be hedged;

(vi)        the description of the hedge relationship;

(vii)    the demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

(viii)   the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.1.   Non-deliverable forwards - NDF

BR GAAP and IFRS
Consolidated
03.31.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
April 2012	(3,930)	(3,454)	206,000	1.8105	3,094	3,043	22,000	2.5758	(369)	(397)	7,500	2.8702
May 2012	(1,212)	(976)	158,000	1.8342	1,119	989	22,000	2.5015	(608)	(679)	8,500	2.8654
June 2012	2,343	2,360	130,000	1.8707	874	789	18,000	2.5165	(531)	(566)	8,100	2.8924
July 2012	(1,952)	(1,124)	153,000	1.8544	630	604	30,000	2.5072	(329)	(370)	8,500	2.9344
August 2012	406	611	26,000	1.8984	437	284	23,000	2.5143	(312)	(378)	7,500	2.9449
September 2012	7,106	7,323	121,000	1.9486	1,709	1,351	19,000	2.5919	(25)	(90)	7,000	3.0017
October 2012	3,208	4,638	179,000	1.9225	1,161	1,107	28,000	2.5705	(384)	(336)	9,000	2.9922
November 2012	4,671	4,894	115,000	1.9510	707	810	20,000	2.5735	(67)	(117)	5,500	3.0241
December 2012	1,121	1,200	133,000	1.9260	(246)	150	14,000	2.5436	(433)	(446)	5,500	2.9750
January 2013	(4,631)	(4,456)	95,000	1.8760	(370)	120	13,000	2.5438	(649)	(625)	6,000	2.9654
February 2013	(4,699)	(3,882)	69,000	1.8758	(445)	15	7,000	2.5381	(552)	(548)	4,000	2.9465
	2,431	7,134	1,385,000	1.8880	8,670	9,262	216,000	2.5433	(4,259)	(4,552)	77,100	2.9466

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.2.    Interest rate swap

BR GAAP and IFRS
Parent company and Consolidated
03.31.12
Assets	Liabilities		Maturity	Balance	Balance
(Hedged object)	(Protected risk)	Notional	date	(contract curve)	(MTM)
Libor 6M + 1.75% p.a.	4.22% p.a.	US$13,000	07.25.12	(71)	(198)
Libor 6M	4.06% p.a.	US$32,143	07.22.13	(330)	(1,821)
Libor 6M + 0.80% p.a.	4.31% p.a.	US$18,000	08.23.13	(78)	(851)
Libor 6M + 0.80% p.a.	4.36% p.a.	US$12,000	07.19.13	(111)	(573)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$10,000	08.20.12	(60)	(257)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20,000	08.15.12	(138)	(520)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20,000	08.10.12	(152)	(521)
Libor 6M	3.82% p.a.	US$8,000	03.20.13	(15)	(319)
Libor 6M	3.79% p.a.	US$12,000	02.13.13	(72)	(465)
Libor 6M + 1.65% p.a.	4.15% p.a.	US$15,000	05.10.13	(192)	(451)
Libor 6M + 0.60% p.a.	2.98% p.a.	US$50,000	12.19.12	(301)	(1,225)
Libor 6M + 0.60% p.a.	2.99% p.a.	US$50,000	11.26.12	(423)	(1,289)
Libor 6M + 1.55% p.a.	3.55% p.a.	US$30,000	07.02.12	(54)	(110)
Libor 12M + 0.71% p.a.	3.57% p.a.	US$50,000	11.19.12	(583)	(1,648)
Libor 12M + 0.71% p.a.	3.82% p.a.	US$50,000	11.26.12	(631)	(1,857)
Libor 3M	0.78% p.a.	US$50,000	08.03.12	(34)	(72)
Libor 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(394)	(16,565)
Libor 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(243)	(14,721)
Libor 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(248)	(18,252)
Libor 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(246)	(18,023)
7% p.a.	76% CDI	US$35,000	07.15.13	97	1,351
Libor 3M + 2,50% p.a.	92,5% CDI	US$38,889	10.01.13	(1,095)	(3,560)
Libor 3M + 4,50% p.a.	100% CDI	US$77,778	12.23.13	(173)	(7,607)
				(5,547)	(89,554)

4.4.3.   Exports pre-payments – PPEs

As authorized by CVM Deliberation No. 604/09, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales designated in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The position of the PPEs designated as hedge accounting is set forth below:

BR GAAP and IFRS
Consolidated
03.31.12
		Type of risk		Notional
Hedge Instrument	Subject to hedge	hedged	Maturity	(US$)	MTM

PPE	Foreign Market Sales	US$ (E.R.)	From 04.2012 to 02.2019	595,087	1,084,309

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$7,753, net of income tax of R$3,994.

4.5.       Gains and losses of derivative financial instruments

The amounts of gains and losses resulting from derivative financial instruments for the three month period ended March 31, 2012 were recorded in the statements of income as financial income or expenses, while the unrealized gains and losses were recognized in the shareholders’ equity, are shown below:

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	03.31.12	12.31.11	03.31.12	03.31.11
Derivatives intended for protection
Exchange risks	3,199	(101,129)	(1,171)	(2,290)
Interest rate risk	(39,584)	(46,050)	(3,880)	(3,944)
	(36,385)	(147,179)	(5,051)	(6,234)
Derivatives intended for financial results
Interest rate risk	-	-	(192)	(705)
Exchange risks	-	-	(37,286)	(145)
Market risk of live cattle	-	-	(513)	(1,813)
	-	-	(37,991)	(2,663)
	(36,385)	(147,179)	(43,042)	(8,897)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	03.31.12	12.31.11	03.31.12	03.31.11
Derivatives intended for protection
Exchange risks	3,199	(101,129)	(1,171)	(2,290)
Interest rate risk	(75,362)	(85,698)	(4,376)	(4,339)
	(72,163)	(186,827)	(5,547)	(6,629)

Derivatives intended for financial results
Interest rate risk	-	-	(192)	(705)
Exchange risks	-	-	(37,399)	5,601
Market risk of live cattle	-	-	(513)	(1,813)
	-	-	(38,104)	3,083
	(72,163)	(186,827)	(43,651)	(3,546)

The gains and losses from derivative financial instruments designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$59,792, net of income tax of R$12,371.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

4.5.1.    Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company
	03.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,295,376	-	-	-	-	1,295,376
Credit notes	101,136	-	-	-	-	101,136
Fair value
Marketable securities	-	1,488	306,837	-	-	308,325
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,295,973)	(1,295,973)
Loans and financing
Local currency	-	-	-	-	(1,677,675)	(1,677,675)
Foreign currency	-	-	-	-	(1,414,370)	(1,414,370)
	1,396,512	1,488	306,837	-	(4,388,018)	(2,683,181)

	BR GAAP
	Parent company
	12.31.11
	Loans and	Available for	Trading		Financial
	receivables	sale	securities	Held to maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	-	-	-
Trade accounts receivable	1,429,793	-	-	-	-	1,429,793
Credit notes	100,783	-	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	-	(4,313,817)	(2,019,706)

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	262,741	-	262,741
Trade accounts receivable	2,662,075	-	-	-	-	2,662,075
Credit notes	201,588	-	-	-	-	201,588
Fair value
Marketable securities	-	230,448	528,353	-	-	758,801
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,669,993)	(2,669,993)
Loans and financing
Local currency	-	-	-	-	(3,192,187)	(3,192,187)
Foreign currency	-	-	-	-	(4,892,783)	(4,892,783)
	2,863,663	230,448	528,353	262,741	(10,754,963)	(6,869,758)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and	Available for	Trading		Financial
	receivables	sale	securities	Held to maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	236,804	-	236,804
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

4.6.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

(i)     The fair value is the price that an asset could be exchanged, a liability settled, between knowledgeable willing parties in a transaction without favoritism; and

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(ii)    Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

(i)     Level 1 - Prices quoted for identical instruments in active markets;

(ii)    Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

(iii)  Level 3 - Instruments whose significant inputs are non-observable.

Management concluded that balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements is close to the fair value due to the major portion of the total gross debt bears interest based on the variation of TJLP,  LIBOR and CDI, except the capital markets transactions (Bond). On March 31, 2012, the fair value adjustment for Bond (“BRFSBZ”) is represented by a negative impact of R$198,154.

4.6.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	03.31.12		12.31.11
	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	82,003	82,003	68,755	68,755
Marketable securities:
Available for sale	1,488	1,488	1,685	1,685
Trading securities	306,837	306,837	761,850	761,850
Trade accounts receivable, net	1,295,376	1,295,376	1,429,793	1,429,793
Notes receivable	101,136	101,136	100,783	100,783
Short and long term debt	(3,092,045)	(3,092,045)	(3,043,121)	(3,043,121)
Trade accounts payable	(1,295,973)	(1,295,973)	(1,270,696)	(1,270,696)
Other financial assets	57,040	57,040	22,944	22,944
Other financial liabilities	(136,467)	(136,467)	(227,891)	(227,891)
	(2,680,605)	(2,680,605)	(2,155,898)	(2,155,898)

	BR GAAP and IFRS
	Consolidated
	03.31.12		12.31.11
	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	1,205,307	1,205,307	1,366,843	1,366,843
Marketable securities:
Available for sale	230,448	230,448	235,150	235,150
Trading securities	528,353	528,353	1,054,105	1,054,105
Held to maturity	262,741	266,295	236,804	241,503
Trade accounts receivable, net	2,662,075	2,662,075	3,210,232	3,210,232
Notes receivable	201,588	201,588	204,257	204,257
Short and long term debt	(8,084,970)	(8,283,123)	(8,053,530)	(8,240,233)
Trade accounts payable	(2,669,993)	(2,669,993)	(2,681,343)	(2,681,343)
Other financial assets	57,040	57,040	23,459	23,459
Other financial liabilities	(172,854)	(172,854)	(270,693)	(270,693)
	(5,780,265)	(5,974,864)	(4,674,716)	(4,856,720)

4.6.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	03.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	1,488	-	-	1,488
Held for trading
Bank deposit certificates	-	211,907	-	211,907
Financial treasury bills	94,930	-	-	94,930
Other financial assets
Derivatives designed as hedge	-	56,210	-	56,210
Derivatives not designated as hedge	-	830	-	830
	96,418	268,947	-	365,365
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(97,646)	-	(97,646)
Derivatives not designated as hedge	-	(38,821)	-	(38,821)
	-	(136,467)	-	(136,467)

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	145,528	-	-	145,528
Brazilian foreign debt securities	83,432	-	-	83,432
Shares	1,488	-	-	1,488
Held for trading
Bank deposit dertificates	-	433,423	-	433,423
Financial treasury bills	94,930	-	-	94,930
Other financial assets
Derivatives designated as hedge	-	56,210	-	56,210
Derivatives not designated as hedge	-	830	-	830
	325,378	490,463	-	815,841
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(133,920)	-	(133,920)
Derivatives not designated as hedge	-	(38,934)	-	(38,934)
	-	(172,854)	-	(172,854)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

Presented below is the description of the valuation methodologies used by the Company for financial instruments measured at fair value:

(i)     The investments in financial assets in the categories of Brazilian foreign debt securities, National Treasury Certificates (“CTN”), Financial Treasury Notes (“LFT”) and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(ii)    The investments in financial assets in the categories of Bank Deposit Certificates (“CDB”) and the repurchase agreements backed by debentures are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

(iii)  The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix 3 of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including swaps, NDFs and options.

4.7.       Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On March 31, 2012, the Company had financial investments over R$10,000 at the following financial institutions: Banco do Brasil, Banco Santander, Banco Itaú Unibanco, Deutsche Bank, Credit Suisse, Banco Bradesco, BTG Pactual, Citigroup, Erste Bank, Banco do Nordeste, Caixa Econômica Federal and JP Morgan.

The Company also held derivative contracts with the following financial institutions: Banco Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Banco Itaú Unibanco, Rabobank, Merrill Lynch, Deutsche Bank, Banco Votorantim, Banco Bradesco, JP Morgan, Morgan Stanley, Standard Bank, Goldman Sachs, Barclays Bank, ING Bank and Banco Safra.

4.8.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The Company has identified market risk factors which are associated to future cash flow that may jeopardize its liquidity and calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seek the liquidity and profitability of these assets avoiding concentration.

The Company maintains its leverage levels in a manner to not jeopardize the ability to honor commitments and obligations. On March 31, 2012, the long term debt portion accounted for 56% of the total outstanding debt with an average term greater than 3.3 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of March 31, 2012:

	BR GAAP
	Parent company
	03.31.12
	Book value	Cash flow contracted	Up to 9 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	3,092,045	3,306,902	1,480,958	527,228	452,923	78,752	64,980	702,061
Trade accounts payable	1,295,973	1,295,973	1,295,973	-	-	-	-	-
Capital lease	62,226	70,558	25,076	26,327	8,628	6,260	4,267	-
Operational lease	213,535	213,535	50,756	52,097	38,667	24,190	13,418	34,407

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	54,631	77,566	24,467	18,367	8,077	8,067	8,111	10,477
Currency derivatives (NDF)	43,015	94,177	67,554	26,623	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	34	228	228	-	-	-	-	-
Currency derivatives (Future)	513	513	513	-	-	-	-	-
Interest rate derivatives	37,357	8,897	(20,867)	29,039	723	2	-	-
Commodities derivatives	917	917	917	-	-	-	-	-

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.12
	Book value	Cash flow contracted	Up to 9 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	6,252,629	6,800,946	3,295,963	987,835	715,402	315,321	118,852	1,367,573
Bonds BRF	1,365,855	2,159,189	49,538	99,077	99,077	99,077	99,077	1,713,343
Bonds Sadia	466,486	627,769	31,317	31,317	31,317	31,317	31,317	471,184
Trade accounts payable	2,669,993	2,669,993	2,669,993	-	-	-	-	-
Capital lease	98,547	110,803	43,583	46,831	9,862	6,260	4,267	-
Operational lease	240,456	240,456	57,883	54,653	40,819	26,320	15,548	45,233

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	90,905	133,452	28,579	26,758	16,375	16,458	16,409	28,873
Currency derivatives (NDF)	43,015	94,177	67,554	26,623	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	147	3,022	3,022	-	-	-	-	-
Currency derivatives (future)	513	513	513	-	-	-	-	-
Interest rate derivatives	37,357	8,897	(20,867)	29,039	723	2	-	-
Commodities derivatives	917	917	917	-	-	-	-	-

4.9.       Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, and other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the Management of inventory levels is used as a hedging instrument.

During the first quarter of 2012, the Company utilized derivative instruments to mitigate the exposure to live cattle prices variation.

On March 31, 2012, the Company held a short position in the BM&F of 1,305 future contracts (150 contracts as of December 31, 2011) with maturity dates between April and October 2012.

In the counter market, the Company held a short position of 50 contracts with maturity dates in 2012. Additionally, through the utilization of options, the Company also held a short position of 1,600 allotments (600 allotments as of December 31, 2011), note 4.3.2.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

4.10.    Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		1.8221	1.6399	1.3666	2.2776	2.7332
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	83,483	335,844	714,385	(547,420)	(1,178,321)
Pre payment export	Devaluation of R$	(11,747)	96,684	259,330	(282,824)	(553,901)
Exports	Appreciation of R$	(84,272)	(378,933)	(820,924)	652,381	1,389,033
Net effect		(12,536)	53,595	152,791	(177,863)	(343,189)
Statement of income		-	-	-	-	-
Shareholders' equity		(12,536)	53,595	152,791	(177,863)	(343,189)

Parity - Brazilian Reais x Euro		2.4300	2.1870	1.8225	3.0375	3.6450
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	24,299	76,787	155,519	(106,921)	(238,141)
Exports	Appreciation of R$	(24,299)	(76,787)	(155,519)	106,921	238,141
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.9132	2.6219	2.1849	3.6415	4.3698
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	2,247	24,708	58,399	(53,905)	(110,057)
Exports	Appreciation of R$	(2,247)	(24,708)	(58,399)	53,905	110,057
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service, therefore the information as of March 31, 2011 is being restated. The reportable segments identified primarily observe division by sales channel.

(i)     Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)    Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

(iv)  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products and characteristics described below:

(i)     Poultry:  involves the production and trade of whole birds and poultry cuts in natura.

(ii)    Pork and beef cuts: involves the production and trade of cuts in natura.

(iii)  Processed:  involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

(iv)  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.

(v)    Milk:  involves the production and trade of pasteurized and UHT milk.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

(vi)  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

(vii)  Others:  involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	03.31.12	03.31.11
Domestic market
Poultry	273,048	299,668
Porks/beef and fish	207,792	179,812
Processed products	1,640,132	1,617,497
Other processed	677,914	460,021
Other	192,587	133,460
	2,991,473	2,690,458
Foreign market
Poultry	1,538,211	1,620,944
Porks/beef	412,175	358,946
Processed products	363,260	390,452
Other processed	45,438	12,229
Other	-	-
	2,359,084	2,382,571
Dairy products
Milk	337,945	431,558
Dairy products	295,819	196,257
	633,764	627,815
Food service
Poultry	84,747	73,726
Porks/beef and fish	53,378	35,227
Processed products	176,622	199,524
Other processed	38,054	11,173
	352,801	319,650
	6,337,122	6,020,494

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.12	03.31.11
Operating income
Domestic market	285,006	287,246
Foreign market	(54,117)	194,047
Dairy products	(1,638)	(844)
Food service	38,779	44,545
	268,030	524,994

No customer was individually responsible for more than 5% of the total revenue earned in the three month period ended March 31, 2012.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	03.31.12	03.31.11
Export net income per market
Foreign market	2,359,084	2,382,571
Dairy products	117	5
Food service	58,855	45,896
	2,418,056	2,428,472

Export net income by region is presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.12	03.31.11
Export net income per region
Europe	432,421	419,005
Far East	565,656	514,534
Middle East	735,130	816,011
Eurasia (including Russia)	164,613	234,970
America / Africa / Other	520,236	443,952
	2,418,056	2,428,472

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks			Total
	03.31.12	12.31.11	03.31.12	12.31.11	03.31.12	12.31.11
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	2,219,268	2,219,268
Foreign market	1,075,893	1,074,384	190,522	190,522	1,266,415	1,264,906
Dairy products	664,102	664,102	-	-	664,102	664,102
Food service	81,539	81,539	-	-	81,539	81,539
	2,975,324	2,973,815	1,256,000	1,256,000	4,231,324	4,229,815

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

During the first quarter of 2012, there were no changes deriving from the goodwill allocation of the acquisition of the subsidiaries Avex, Dánica group and Heloísa.

6.1  Acquisition of assets related to integration, production and slaughter of porks

With the purpose of acquiring assets related to integration, production and slaughter of porks, the Company made advanced payments in the amount of R$180,000.

CADE decided that this transaction could cause an adverse impact to the competitive market and rejected the acquisition. Thus, the Company and the seller dedicated their best efforts in order to identify another buyer for these assets and such negotiations are in an advanced stage. Management expects that the transaction will be concluded by the first semester of 2012.

The advanced payments are secured by statutory liens that corresponds to R$205,000.

Management does not expect any loss resulting from this operation.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

7.            CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average rate p.a.	Parent company			Consolidated
		03.31.12	12.31.11	03.31.12	12.31.11
Cash and bank accounts
U.S. Dollar	-	182	187	2,868	17,221
Brazilian Reais	-	32,523	16,973	69,852	65,174
Euro	-	159	240	238	43,746
Others	-	-	-	18,558	3,928
		32,864	17,400	91,516	130,069
Highly liquid investments
In Brazilian Reais
Investment funds	10.27%	11,442	11,313	12,737	12,367
		11,442	11,313	12,737	12,367
In U.S. Dollar
Interest bearing account	0.04%	-	-	55,341	42,065
Fixed term deposit	1.13%	18,221	-	296,440	371,344
Overnight	0.10%	10,223	28,001	485,317	458,236
In Euro
Interest bearing account	0.10%	9,253	12,041	82,889	235,237
Fixed term deposit	0.53%	-	-	128,360	82,372
Overnight	0.13%	-	-	7,291	17,815
Other Currencies
Interest bearing account	0.01%	-	-	45,416	17,338
		37,697	40,042	1,101,054	1,224,407
		82,003	68,755	1,205,307	1,366,843

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

8.            MARKETABLE SECURITIES

	WATM (*)	Currency	Average interest rate p.a.	BR GAAP		BR GAAP and IFRS
				Parent company		Consolidated
				03.31.12	12.31.11	03.31.12	12.31.11
Available for sale:
Credit linked notes	4.60	US$	3.98%	-	-	145,528	146,954
Brazilian foreign debt securities	2.21	US$	9.28%	-	-	83,432	86,511
Shares	-	R$	-	1,488	1,685	1,488	1,685
				1,488	1,685	230,448	235,150
Held for trading:
Bank deposit certificates	1.91	R$	9.96%	211,907	465,804	433,423	698,968
Financial treasury bills	1.83	R$	9.65%	94,930	296,046	94,930	355,137
				306,837	761,850	528,353	1,054,105
Held to maturity:
Credit linked notes	1.01	US$	4.97%	-	-	141,778	166,784
National treasury certificates	8.03	R$	15.20%	-	-	72,083	70,020
Financial treasury bills	5.52	R$	9.65%	-	-	48,880	-
				-	-	262,741	236,804
				308,325	763,535	1,021,542	1,526,059
Current				308,325	763,535	819,597	1,372,671
Non-current				-	-	201,945	153,388

(*) Weighted average maturity in years.

There were no changes in the characteristics of the modalities of marketable securities presented above, when compared to the information disclosed in the annual financial statements as of December 31, 2011 (note 8).

The national treasury certificates classified in subgroup held to maturity are pledged as collateral for the loan obtained through the Special Program Asset Restructuring ("PESA"), see note 19 of these quarterly financial information.

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in equity as of March 31, 2012 is R$9,064, net of income tax of R$636.

Additionally, on March 31, 2012, of the total of marketable securities, R$41,755  (R$88,177 as of December 31, 2011) were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

On March 31, 2012, the maturities of the non-current marketable securities the consolidated balance sheet is as follows:

BR GAAP and IFRS
Maturities	Consolidated
2013	80,983
2015 onwards	120,962
201,945

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.10.

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Current
Domestic third parties	722,535	949,489	1,414,546	1,863,996
Domestic related parties	87,562	44,959	-	-
Foreign third parties	51,420	37,422	1,279,186	1,375,472
Foreign related parties	438,571	409,061	-	-
( - ) Estimated losses from doubtful accounts	(15,097)	(13,557)	(42,079)	(31,655)
	1,284,991	1,427,374	2,651,653	3,207,813
Credit notes	34,401	25,236	49,111	56,935
	1,319,392	1,452,610	2,700,764	3,264,748
Non-current
Domestic third parties	53,939	51,802	85,727	53,060
Foreign third parties	484	499	617	3,948
( - ) Adjustment to present value	(661)	(670)	(661)	(670)
( - ) Estimated losses from doubtful accounts	(43,377)	(49,212)	(75,261)	(53,919)
	10,385	2,419	10,422	2,419
Credit notes	66,735	75,547	152,477	147,322
	77,120	77,966	162,899	149,741

9.            TRADE ACCOUNTS RECEIVABLE AND OTHER

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Beginning balance	62,769	38,613	85,574	62,839
Additions	11,680	73,712	57,883	112,406
Reversals	(12,608)	(34,935)	(19,562)	(65,279)
Write-offs	(3,353)	(14,677)	(6,428)	(24,596)
Exchange rate variation	(14)	56	(127)	204
Ending balance	58,474	62,769	117,340	85,574

The expense of the estimated losses on doubtful accounts was recorded as selling expenses in the statement of income. When efforts to recover accounts receivable prove unsuccessful, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
60 to 90 days	-	-	-	14,855
91 to 120 days	687	2,233	4,121	3,468
121 to 180 days	18	1,250	5,431	1,317
181 to 360 days	926	602	900	1,469
More than 360 days	1,417	1,397	642	15,466
	3,048	5,482	11,094	36,575

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Current	1,269,517	1,404,775	2,477,570	2,924,510
Overdue:
From 01 to 60 days	24,373	22,169	152,502	251,163
From 61 to 120 days	7,958	7,488	37,184	30,298
From 121 to 180 days	3,047	4,388	13,737	13,064
From 181 to 360 days	5,437	4,366	9,039	8,517
More than 360 days	44,179	50,046	90,044	68,924
( - ) Adjustment to present value	(661)	(670)	(661)	(670)
( - ) Estimated losses with doubtful accounts	(58,474)	(62,769)	(117,340)	(85,574)
	1,295,376	1,429,793	2,662,075	3,210,232

10.         INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Finished goods	749,162	708,162	1,863,977	1,633,492
Goods for resale	6,776	7,270	14,476	8,575
Work in process	87,137	85,700	150,691	316,875
Raw materials	180,121	112,490	502,902	214,630
Packaging materials	41,375	61,539	72,290	99,925
Secondary materials	74,556	71,341	191,093	153,898
Warehouse	73,676	71,972	115,133	112,001
Goods in transit	9,254	4,291	38,415	26,147
Imports in transit	32,298	13,357	81,405	83,640
Advances to suppliers	23,813	30,028	27,116	30,028
	1,278,168	1,166,150	3,057,498	2,679,211

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The amount of the write-offs of inventories recognized in cost of sales during the three month period ended on March 31, 2012, totaled R$2,732,226 at the parent company and R$4,993,642 in the consolidated (on March 31, 2011, R$2,371,481 at the parent company and R$4,474,918 in the consolidated), such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	03.31.12
Provision for losses to the disposable value	(19,899)	(8,604)	10,704	(17,799)
Provision for deterioration	(3,404)	(4,010)	98	(7,316)
Provision for obsolescence	(629)	(1,033)	281	(1,381)
	(23,932)	(13,647)	11,083	(26,496)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	Write-offs	Exchange rate variation	03.31.12
Provision for losses to the disposable value	(41,963)	(28,337)	37,695	-	204	(32,401)
Provision for deterioration	(12,841)	(7,089)	5,085	(11)	16	(14,840)
Provision for obsolescence	(3,223)	(2,593)	1,497	-	-	(4,319)
	(58,027)	(38,019)	44,277	(11)	220	(51,560)

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales price of chicken griller which occurred in January 2012. The reversals recorded during the quarter are related to the decrease in the critical inventory of chicken griller and to the recovery of the foreign market sales price as from March.

Additionally, during the three month period ended March 31, 2012, there were write-offs of inventories in the amount of R$8,623 at the parent company and R$13,729 in the consolidated (on March 31, 2011, R$9,799 at the parent company and R$10,148 in the consolidated), referring to items suffering deterioration, which have not been recorded in the provision.

Management expects inventories to be recovered in a period of less than 12 months.

11.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

During the three month period ended March 31, 2012, Management did not identify any event that could impact the business model or the assumptions utilized in the analysis performed as of December 31, 2011, and considering this, did not update the independent appraisal report that supports the accounting practice adopted by the Company.

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	03.31.12			12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	96,411	217,757	103,087	207,615
Immature pork	1,665	259,107	1,646	257,692
Immature cattle	75	84,864	75	89,176
Total current	98,151	561,728	104,808	554,483
Production biological assets
Immature poultry	3,942	51,326	3,756	46,987
Mature poultry	5,357	62,564	5,569	62,632
Immature pork	5	1,073	5	945
Mature pork	165	69,732	165	68,624
Total non-current	9,469	184,695	9,495	179,188
	107,620	746,423	114,303	733,671

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	196,821	503,406	209,732	485,359
Immature pork	3,819	591,892	3,803	581,546
Immature cattle	75	84,864	75	89,176
Total current	200,715	1,180,162	213,610	1,156,081

Production biological assets
Immature poultry	7,847	101,912	7,643	97,458
Mature poultry	11,514	135,307	12,006	132,043
Immature pork	127	18,397	125	18,370
Mature pork	412	144,236	409	139,512
Total non-current	19,900	399,852	20,183	387,383
	220,615	1,580,014	233,793	1,543,464

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	207,615	257,692	89,176	554,483	109,619	69,569	179,188
Increase due to acquisition	22,089	114,081	61,245	197,415	7,157	11,688	18,845
Increase due to reproduction,
consuption of ration, medication and
remuneration of partnership	640,844	164,205	11,650	816,699	37,813	130	37,943
Accumulated amortization	-	-	-	-	(35,139)	(5,694)	(40,833)
Transfer between current and non-
current	5,560	4,888	-	10,448	(5,560)	(4,888)	(10,448)
Reduction due to slaughtering	(658,351)	(281,759)	(77,207)	(1,017,317)	-	-	-
Balance as of 03.31.12	217,757	259,107	84,864	561,728	113,890	70,805	184,695

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	485,359	581,546	89,176	1,156,081	229,501	157,882	387,383
Increase due to acquisition	61,913	254,049	61,245	377,207	12,945	15,565	28,510
Increase due to reproduction,
consuption of ration, medication and
remuneration of partnership	1,355,978	428,415	11,650	1,796,043	78,057	10,136	88,193
Accumulated amortization	-	-	-	-	(72,669)	(9,899)	(82,568)
Transfer between current and non-
current	10,615	11,051	-	21,666	(10,615)	(11,051)	(21,666)
Reduction due to slaughtering	(1,410,459)	(683,169)	(77,207)	(2,170,835)	-	-	-
Balance as of 03.31.12	503,406	591,892	84,864	1,180,162	237,219	162,633	399,852

The costs of the breeding animals are amortized using the straight-line method for a period from 15 to 30 months.

12.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
State ICMS (VAT)	255,644	254,809	813,278	754,329
PIS and COFINS (Federal Taxes to Fund Social Programs)	653,541	608,880	765,905	755,270
Withholding income tax and social contribution	122,896	179,096	192,694	211,047
IPI (Federal VAT)	2,170	1,552	58,057	57,241
IOF (Tax on Financial Transactions)	15,762	-	15,762	-
Import duty	608	273	12,952	12,149
Other	841	826	2,412	14,334
( - ) Allowance for losses	(23,340)	(23,340)	(161,581)	(151,829)
	1,028,122	1,022,096	1,699,479	1,652,541

Current	707,193	572,720	1,034,826	907,929
Non-current	320,929	449,376	664,653	744,612

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of the allowance for losses is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	03.31.12
Allowance for losses - State ICMS (VAT)	(126,792)	(9,271)	1,618	(134,445)
Allowance for losses - Withholding income tax and social
contribution	-	(321)	-	(321)
Allowance for losses - PIS and COFINS	(12,865)	(3,994)	6,561	(10,298)
Allowance for losses - IPI (Federal VAT)	(12,172)	(2,601)	-	(14,773)
Allowance for losses other	-	(1,744)	-	(1,744)
	(151,829)	(17,931)	8,179	(161,581)

As of March 31, 2012, there were no additions nor reversals in the parent company.

The increase in the balance during the quarter is mainly due to the tax credits derived from exports occurred through the States of Paraná and Santa Catarina, and the related allowances deemed necessary by Management were recorded.

12.1      Tax on Financial Transactions – (“IOF”)

On January 2012, the Company paid IOF over derivative transactions as imposed by PM No. 539 of July 26, 2011 (converted into Law No. 12,543/11), for the period between September 16, 2011 and December 31, 2011, totaling R$15,762. In March 2011, based on regulation issued by Brazilian Federal Revenue it was determined that the derivative transactions taken by the Company were deemed to be hedging so that it recorded a tax credit to be offset against other federal taxes.

13.         NON-CURRENT ASSETS HELD FOR SALE

The rollforward of assets held for sale is set forth below:

	BR GAAP
	Parent company
	12.31.11	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	03.31.12
Lands	2,738	55	-	(74)	2,719
Buildings and improvements	2,931	48	-	-	2,979
Machinery and equipment	289	818	(28)	-	1,079
Facilities	6	-	-	-	6
Furniture	-	9	-	-	9
Vehicles and aircraft	-	-	(10)	(34)	(44)
Others	16	-	-	-	16
	5,980	930	(38)	(108)	6,764

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	03.31.12
Lands	8,730	55	-	(74)	8,711
Buildings and improvements	8,162	48	-	-	8,210
Machinery and equipment	1,637	819	(28)	-	2,428
Facilities	6	-	-	-	6
Furniture	-	9	-	-	9
Vehicles and aircraft	-	-	(10)	(34)	(44)
Others	472	-	-	-	472
	19,007	931	(38)	(108)	19,792

14.         14. INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Assets:
Tax loss carryforwards (corporate income tax)	408,279	380,462	779,489	765,055
Provision for tax losses	-	-	(166,762)	(166,762)
Negative calculation basis (social contribution on net profits)	165,037	153,124	304,437	297,062
Provision for negative calculation basis losses	-	-	(48,443)	(48,443)
Estimated annual effective tax rate - CPC 21	59,891	-	89,491	-
Temporary differences:
Provisions for tax, civil and labor risk	88,885	100,433	144,668	158,262
Provision for estimated losses with doubtful accounts	7,119	9,471	13,863	12,681
Provision for attorney's fees	-	4,694	-	4,694
Provision for property, plant and equipment losses	1,804	8,307	5,485	11,709
Provision for tax credits realization	7,936	7,936	50,489	47,571
Provision for other obligations	8,059	20,110	23,881	46,229
Employees' profit sharing	6,738	56,014	8,330	72,432
Provision for inventories	9,009	8,137	13,976	12,224
Employees' benefits plan	39,828	38,323	93,868	90,457
Amortization on fair value of business combination	3,592	4,130	8,061	8,753
Business combination - Sadia	-	-	1,138,792	1,139,668
Unrealized losses on derivatives	14,415	62,644	14,415	62,644
Unrealized losses on inventories	-	-	2,946	4,230
Adjustments relating to the transition tax regime	52,051	63,891	67,255	76,102
Provision for losses	12,993	9,098	21,986	10,488
Other temporary differences	23,046	8,833	41,206	23,694
	908,682	935,607	2,607,433	2,628,750
Liabilities:
Temporary differences:
Provision for recovery BFPP - Brasil Foods Previdência Privada	1,829	1,829	1,829	1,829
Revaluation reserve	164	341	164	341
Depreciation on rural activities	-	409	60,051	68,832
Adjustments relating to the transition tax regime	349,976	337,804	576,292	531,056
Business combination - Sadia	-	-	1,181,109	1,181,582
Other temporary differences	425	223	(2,775)	8,257
	352,394	340,606	1,816,670	1,791,897

Certain subsidiaries of the Company in Brazil have tax loss carry forwards and negative basis of social contribution of R$34,469 and R$34,290, respectively, (R$31,650 and R$31,470 on December 31, 2011), for which the Company have not recorded a related deferred tax asset. If there was any expectation that such tax credits would be realized the amount to be recognized in the balance would be R$11,703 (R$10,745 as of December 31, 2011).

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

As disclosed to the market on February 9, 2012, the Company´s Board of Directors approved the merger of the wholly-owned subsidiary Sadia with BRF, which will be implemented on December 31, 2012. The main purpose of this merge is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

The decision to merge Sadia into BRF resulted in the recognition of a loss for 2011 of approximately R$215,205 on the allowance for tax loss carryforwards, which will not be recovered after the merger. The value of the loss reflects Management's best estimate at the date of the publication of these quarterly financial information, considering the available conditions. The final value of the impact of the merger of Sadia into BRF will be known on December 31, 2012.

As per the requirements of paragraph 28 of CVM Deliberation No. 673/11, during this quarter the Company started to disclose the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal period ending December 31, 2012. As a consequence, the income tax expense for the three month period ended March 31, 2012 was adjusted by a credit in the amount of R$59,891 at the parent company and R$89,491 in the consolidated financial information, as disclosed in note 14.3. For the same period of year 2011 this adjustment was not made because the effective rate calculated resembled the estimated effective rate for the year.

14.2.      Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2012	-	292,164
2013	32,620	32,911
2014	53,709	54,021
2015	57,273	57,607
2016	70,362	70,721
2017-2019	309,741	310,987
2020-2021	49,611	50,310
	573,316	868,721

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

14.3.    Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Income before taxes and participations	142,519	417,310	193,083	472,730
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
	(48,456)	(141,885)	(65,648)	(160,728)
Tax expense at nominal rate
Adjustments of taxes and contributions on:
Equity interest in income of affiliates	7,782	96,190	1,922	706
Exchange rate variation on foreign investments	(3,024)	12,641	(15,148)	3,300
Difference of tax rates on earnings from foreign subsidiaries	-	-	(47,162)	74,005
Results from foreign subsidiaries	-	-	(387)	(2,144)
Profit sharing	(1,274)	(832)	(671)	(1,310)
Donations	(105)	(68)	(547)	(989)
Penalties	(6,567)	(151)	(4,149)	(127)
Investment grant	3,517	1,479	3,517	1,479
Estimated annual effective tax rate - CPC 21	59,893	-	89,491	-
Other adjustments	(1,086)	(1,216)	(1,446)	(177)
	10,680	(33,842)	(40,228)	(85,985)
Current income tax	-	-	(38,205)	(4,775)
Deferred income tax	10,680	(33,842)	(2,023)	(81,210)

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.12	03.31.11
Taxable income from foreign subsidiaries	(153,829)	86,772
Current income taxes expense from foreign subsidiaries	3,264	(2,962)
Deferred income taxes benefit from foreign subsidiaries	(68)	429

The Company determined that the total profit accounted for by holdings of their foreign wholly-owned subsidiaries will not be redistributed. Such resources will be utilized for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings correspond to R$1,853,368 as of March 31, 2012 (R$2,057,655 as of December 31, 2011).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to the tax legislation of each country.

15.  JUDICIAL DEPOSITS

The Company’s judicial deposits are restricted assets until the final settlement of the disputes to which they are related. The rollforward of the judicial deposits is presented below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Write-offs	03.31.12
Tax	29,286	20,214	-	-	49,500
Labor	67,540	11,938	(19,803)	-	59,675
Civil, commercial and other	13,756	110	-	(4,737)	9,129
	110,582	32,262	(19,803)	(4,737)	118,304

	BR GAAP and IFRS
	Consolidated

	12.31.11	Additions	Reversals	Write-offs	03.31.12
Tax	92,993	35,916	(7,509)	(442)	120,958
Labor	115,880	13,988	(26,329)	(239)	103,300
Civil, commercial and other	19,388	1,558	-	(7,301)	13,645
	228,261	51,462	(33,838)	(7,982)	237,903

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

16.  INVESTMENTS

16.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Investment in associates	6,035,753	6,022,132	25,175	19,505
Fair value of assets and liabilities acquisitions	2,487,611	2,486,827	-	-
Goodwill based on expectation of future profitability	1,293,818	1,293,818	-	-
Advance for future capital increase	335,312	329,812	-	-
Other investiments	834	834	894	894
	10,153,328	10,133,423	26,069	20,399

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

16.2.      Summarized financial information of subsidiaries and affiliates

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici- pações Ltda.	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH
	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12	03.31.12
Current Assets	4,094,017	29,939	132	266	101	101	1	32,540	5,987	87,854
Non-current Assets	6,830,847	103,110	-	-	11,600	2,346	-	61,278	2,760	1,086,127
Current Liabilities	(3,555,828)	(281)	(5)	-	-	(412)	-	(9,512)	(1,804)	(2,770)
Non-current Liabilities	(2,362,294)	(1,008)	(72)	-	-	-	-	(1,759)	(5,562)	(4,379)
Shareholders Equity	(5,006,742)	(131,760)	(55)	(266)	(11,701)	(2,035)	(1)	(82,547)	(1,381)	(1,166,832)

Net Revenue	3,352,665	-	-	-	-	-	-	12,623	2,306	139
Net income (loss)	161,479	(1,421)	1	1	268	47	-	(2,759)	256	(140,506)

	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11
Current Assets	4,977,392	46,982	131	265	99	100	1	37,430	6,633	90,700
Non-current Assets	5,903,429	87,620	-	-	11,334	2,301	-	52,708	2,916	1,237,696
Current Liabilities	(3,818,241)	(391)	(5)	-	-	(412)	-	(8,011)	(6,859)	(2,721)
Non-current Liabilities	(2,088,931)	(1,029)	(72)	-	-	-	-	(2,321)	(173)	(4,387)
Shareholders Equity	(4,973,649)	(133,182)	(54)	(265)	(11,433)	(1,989)	(1)	(79,806)	(2,517)	(1,321,288)

Net Revenue	13,407,814	-	-	-	-	-	-	3,138	10,275	583
Net income (loss)	716,080	85,172	3	2	584	115	-	(1,029)	1,331	324,602

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

16.3.    Rollforward of direct investments – Parent Company

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Constru- tora S.A.	Perdigão Trading pações S.A.	UP! Alimen- tos Ltda	PDF Partici- pações Ltda	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Total
												03.31.12	12.31.11
a) Capital share as of March 31, 2012
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	100.00%	90.00%	100.00%
Total number of shares and membership interests	1,673,567,393	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	46,000,000	100	1
Number of shares and membership interest held	1,673,567,393	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	46,000,000	90	1
b) Subsidiaries' information as of March 31, 2012
Capital stock	5,351,529	40,061	5,972	5,564	445	100	1	1	103,500	40	4,618
Shareholders' equity	5,006,742	131,760	266	11,701	55	2,035	29,712	1	82,547	1,381	1,166,832
Fair value adjustments	2,487,611	-	-	-	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	1,293,818	-	-	-	-	-	-	-	-	-	-
Income for the period	161,479	(1,421)	1	268	1	47	11,736	-	(2,759)	256	(140,506)
c) Balance of investments as of March 31, 2012
Balance of the investment in the beginning of the year	8,634,918	87,221	265	10,072	54	1,988	8,988	-	79,806	973	1,308,304	10,132,589	8,673,372
Equity pickup	161,479	(931)	1	236	1	47	5,868	-	(2,759)	229	(140,506)	23,665	1,198,522
Unrealized profit in inventory	-	-	-	-	-	-	-	-	-	8	-	8	(368)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	-	22	22	(11,932)
Foreign-exchange rate variation	-	-	-	-	-	-	-	-	-	(96)	(8,798)	(8,894)	97,945
Other comprehensive income	(8,226)	-	-	-	-	-	-	-	-	-	7,830	(396)	(62,995)
Advance for future capital increase	-	-	-	-	-	-	-	-	5,500	-	-	5,500	329,812
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	-	(120,602)
Acquisition of companies	-	-	-	-	-	-	-	-	-	-	-	-	28,835
Balance of investments as of March 31, 2012	8,788,171	86,290	266	10,308	55	2,035	14,856	-	82,547	1,114	1,166,852	10,152,494	10,132,589

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The gains resulting from foreign exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, totaling a loss of R$44,554 on March 31, 2012 (gain of R$9,707 on March 31, 2011), are recognized in financial income/expenses groups in the statement of income of the period.

The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity pickup adjustments, in the subgroup of shareholders’ equity.

On March 31, 2012, the subsidiaries do not have any significant restriction to transfer dividends or repay their loans or advances to the parent company.

As of March 31, 2012, the market cap of Excelsior Alimentos S.A., a subsidiary of Sadia, corresponded to R$16,084 (R$16,077 as of December 31, 2011).

16.4.    Summary financial information of joint ventures and affiliates

	Coligada		Controlada em conjunto
		UP!		K&S
	03.31.12	12.31.11	03.31.12	12.31.11
Current assets	21,190	12,941	8,093	7,712
Non-current assets	25	21	8,438	8,388
Current liabilities	(6,360)	(3,974)	(5,810)	(5,204)
Non-current liabilities	-	-	(402)	(379)
	14,855	8,988	10,319	10,517

	UP!		K&S
	03.31.12	03.31.11	03.31.12	03.31.11
Net revenues	17,583	13,792	7,853	7,547
Operational expenses	(3,204)	3,568	(2,214)	(2,332)
Net income (loss)	5,868	2,431	(197)	(263)

Participation %		50%		49%

For the three month period ended March 31, 2012, there were no increases in capital or commitments by the companies for contributions in joint ventures  and affiliates.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

17.  PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is set forth below:

	BR GAAP
	Parent company
	Rate p.a. %	12.31.10	Additions	Disposal	Reversal	Transfers		Transfers to held for sale	Transfers from held for sale	12.31.11
Cost
Land	-	151,896	-	(490)	-	87		(55)	-	151,438
Buildings and improvements	-	1,820,908	207	(5,173)	-	37,281		(1,608)	-	1,851,615
Machinery and equipment	-	2,507,100	11,856	(16,595)	-	76,813		(4,778)	28	2,574,424
Facilities	-	320,757	-	(2,107)	-	12,313		-	-	330,963
Furniture	-	51,629	311	(1,588)	-	2,796		(241)	-	52,907
Vehicles and aircrafts	-	48,247	131	(1,920)	-	6,816		-	10	53,284
Others	-	114,199	-	(70)	-	3,432		-	-	117,561
Construction in progress	-	231,222	178,330	-	-	(111,474)		-	-	298,078
Advances to suppliers	-	10,670	31,003	-	-	(29,944)		-	-	11,729
		5,256,628	221,838	(27,943)	-	(1,880)	(1)	(6,682)	38	5,441,999
Depreciation
Buildings and improvements	3.45	(518,985)	(14,292)	3,780	-	(36)		1,560	-	(527,973)
Machinery and equipment	6.03	(996,119)	(35,773)	10,528	-	13		3,960	-	(1,017,391)
Facilities	3.57	(92,596)	(3,295)	1,076	-	17		-	-	(94,798)
Furniture	6.25	(20,687)	(191)	853	-	6		232	-	(19,787)
Vehicles and aircrafts	14.29	(11,839)	(744)	1,635	-	-		-	-	(10,948)
Others	3.51	(29,242)	(4,126)	-	-	-		-	-	(33,368)
		(1,669,468)	(58,421)	17,872	-	-	(1)	5,752	-	(1,704,265)
Provision for losses (2)		(24,433)	(2,100)	-	21,227	-		-	-	(5,306)
		3,562,727	161,317	(10,071)	21,227	(1,880)	(1)	(930)	38	3,732,428

(1) Net transfer to intangible assets (note 18).

(2) Refers to provision for losses on assets lost on a fire in Nova Mutum plant occurred in March 2011 and that was determined to be lower than the previous estimated amount.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Rate							Transfer to	Transfers from	Exchange rate
	p.a. %	12.31.11	Additions	Disposal	Reversal	Transfers		held for sale	held for sale	variation	03.31.12
Cost
Land	-	634,667	-	(490)	-	1,037		(55)	-	(343)	634,816
Buildings and improvements	-	4,980,559	11,133	(2,677)	-	79,195		(1,608)	-	(1,043)	5,065,559
Machinery and equipment	-	5,603,340	31,056	(24,934)	-	99,587		(4,779)	28	3,349	5,707,647
Facilities	-	1,315,047	74	(2,108)	-	28,838		-	-	(27)	1,341,824
Furniture	-	87,472	1,300	(1,567)	-	4,775		(241)	-	(353)	91,386
Vehicles and aircrafts	-	78,328	301	(2,112)	-	28,102		-	10	(342)	104,287
Others	-	191,337	20	(156)	-	6,064		-	-	(20)	197,245
Construction in progress	-	620,209	350,726	(23)	-	(213,893)		-	-	(318)	756,701
Advance to suppliers	-	32,878	53,421	-	-	(38,682)		-	-	1	47,618
		13,543,837	448,031	(34,067)	-	(4,977)	(1)	(6,683)	38	904	13,947,083
Depreciação
Buildings and improvements	3.42	(1,168,298)	(30,194)	3,983	-	(374)		1,560	-	6,652	(1,186,671)
Machinery and equipment	5.89	(2,077,472)	(68,204)	22,875	-	505		3,960	-	(4,029)	(2,122,365)
Facilities	3.57	(376,121)	(10,259)	1,394	-	(118)		-	-	34	(385,070)
Furniture	6.25	(40,713)	(4,384)	1,042	-	(57)		232	-	22	(43,858)
Vehicles and aircrafts	14.29	(16,856)	(2,076)	1,682	-	44		-	-	23	(17,183)
Others	3.03	(31,568)	(5,972)	25	-	-		-	-	12	(37,503)
		(3,711,028)	(121,089)	31,001	-	-	(1)	5,752	-	2,714	(3,792,650)
Provision for losses (2)		(34,439)	(2,960)	-	21,267	-		-	-	-	(16,132)
		9,798,370	323,982	(3,066)	21,267	(4,977)	(1)	(931)	38	3,618	10,138,301

(1) Net transfer to intangible assets (note 18).

(2) Refers to provision for losses on assets lost on a fire in Nova Mutum plant occurred in March 2011 and that was determined to be lower than the previous estimated amount.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The consolidated acquisitions during the three month period ended March 31, 2012 are substantially represented by construction in progress in the total amount of R$350,726 and advances to suppliers of R$53,421 which comprise mainly:

BR GAAP and IFRS
Consolidated
Description	03.31.12
Expansion projects of industrial units	100,340
Transformation of turkey´s plant into chicken' plant in Carambeí (PR)	35,430
Improvements in productive units and poultry farm	31,874
Car fleet renewal	22,648
Regularization of corporate licenses	13,583
Implementation of cooked pasta for lasagna in Ponta Grossa (PR)	10,578
New pizza production line in Embu das Artes (SP)	10,366
Construction of a new sausage factory in Lucas do Rio Verde (MT)	8,575

The disposals are mainly related to obsolete items in the total amount of R$3,525 and assets that suffered a fire amounting to R$1,487, recorded within other operating results.

The Company has fully depreciated items still in operation. These items are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Cost
Buildings and improvements	13,906	16,322	115,557	116,700
Machinery and equipment	289,131	294,400	626,359	613,800
Facilities	7,943	8,430	78,897	83,107
Furniture	5,222	5,455	15,440	16,656
Vehicles and aircrafts	2,694	1,171	4,438	3,173
Others	2,130	1,283	2,130	1,283
	321,026	327,061	842,821	834,719

As of March 31, 2012, the Company had capitalized interests in the amount of R$10,722 (R$3,296 as of March 31, 2012). The weighted interest rate utilized to determine the amount of capitalized interests was 6.89% p.a..

On March 31, 2012, the Company had no commitments assumed related to acquisition and/or construction of properties, except those disclosed in note 22, item 22.2.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

The property, plant and equipment that are held as collateral for transactions of different natures is set forth below:

	BR GAAP
	Parent company
	03.31.12		12.31.11
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	61,090
Buildings and improvements	Financial/Labor/Tax/Civil	956,009	946,898
Machinery and equipment	Financial/Labor/Tax	1,186,809	1,165,489
Facilities	Financial/Labor/Tax	267,579	264,105
Furniture	Financial/Labor/Tax/Civil	15,941	15,087
Vehicles and aircrafts	Financial/Tax	1,448	1,512
Others	Financial/Labor/Tax/Civil	361,472	260,034
		2,850,348	2,714,215

	BR GAAP and IFRS
	Consolidated
	03.31.12		12.31.11
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	232,087	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	2,338,775	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,522,816	2,304,484
Facilities	Financial/Labor/Tax	792,617	687,453
Furniture	Financial/Labor/Tax/Civil	24,745	299,269
Vehicles and aircrafts	Financial/Tax	18,218	19,403
Others	Financial/Labor/Tax/Civil	442,017	307,456
		6,371,275	5,744,665

The Company is not allowed to assign these assets as security for other transactions or to sell them.

18.  INTANGIBLE

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Rate p.a. %	Cost	Accumulated amortization	03.31.12	12.31.11
Goodwill	-	1,546,653	-	1,546,653	1,546,653
Software	20.00	124,459	(24,164)	100,295	105,023
Patents	20.00	2,422	(184)	2,238	2,836
Outgrowers loyalty	12.50	4,925	(572)	4,353	3,556
		1,678,459	(24,920)	1,653,539	1,658,068

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Rate p.a. %	Cost	Accumulated amortization	03.31.12	12.31.11
Goodwill	-	2,975,324	-	2,975,324	2,973,815
Brands	-	1,256,000	-	1,256,000	1,256,000
Software	20.00	290,246	(156,877)	133,369	138,236
Relationship with suppliers	42.00	135,000	(128,123)	6,877	9,598
Patents	16.92	5,034	(833)	4,201	4,894
Outgrowers loyalty	12.50	4,925	(571)	4,354	3,556
		4,666,529	(286,404)	4,380,125	4,386,099

The intangible assets rollforward is presented below:

	BR GAAP
	Parent company
	12.31.11	Additions	Disposal	Transfers	03.31.12
Cost:
Software	126,118	-	(3,539)	1,880	124,459
Patents	3,057	-	(635)	-	2,422
Outgrowers loyalty	3,922	1,003	-	-	4,925
Goodwill:	1,546,653	-	-	-	1,546,653
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batavia	133,163	-	-	-	133,163
Ava	49,368	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	16,751
Heloísa	26,165	-	-	-	26,165
Perdigão Mato Grosso	7,636	-	-	-	7,636
Incubatório Paraiso	656	-	-	-	656
	1,679,750	1,003	(4,174)	1,880	1,678,459
Amortization:
Software	(21,095)	(5,841)	2,772	-	(24,164)
Patents	(221)	(40)	77	-	(184)
Outgrowers loyalty	(366)	(206)	-	-	(572)
	(21,682)	(6,087)	2,849	-	(24,920)
	1,658,068	(5,084)	(1,325)	1,880	1,653,539

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Disposal Transfers	Business combination (*)		Exchange rate variation	03.31.12
Cost:
Software	289,311	34	(4,146)	-	4,977	70	290,246
Relationship with suppliers	135,000	-	-	-	-	-	135,000
Patents	5,687	-	(635)	-	-	(18)	5,034
Trademarks	1,256,000	-	-	-	-	-	1,256,000
Outgrowers loyalty	3,922	1,003	-	-	-	-	4,925
Goodwill:	2,973,815	-	-	6,376	-	(4,867)	2,975,324
Sadia	1,293,818	-	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	1,273,324
Batavia	133,163	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	-	-	16,751
Plusfood	15,974	-	-	-	-	(28)	15,946
Perdigão Mato Grosso	7,636	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	4,050
Incubatório Paraiso	656	-	-	-	-	-	656
Heloísa	26,165	-	-	-	-	-	26,165
Avex	63,094	-	-	6,376	-	(2,654)	66,816
Danica	50,226	-	-	-	-	(2,185)	48,041
	4,663,735	1,037	(4,781)	6,376	4,977	(4,815)	4,666,529
Amortization:
Software	(151,075)	(8,997)	3,160	-	-	35	(156,877)
Relationship with suppliers	(125,402)	(2,721)	-	-	-	-	(128,123)
Patents	(793)	(119)	77	-	-	2	(833)
Outgrowers loyalty	(366)	(205)	-	-	-	-	(571)
	(277,636)	(12,042)	3,237	-	-	37	(286,404)
	4,386,099	(11,005)	(1,544)	6,376	4,977	(4,778)	4,380,125

(*) Refers to the preliminary adjustment in the goodwill generated by the acquisition of Avex S.A.

The Company performed the impairment tests of its assets based on the fair value, that was determined based on a discounted cash flow model, in accordance with the allocation level of goodwill and intangible assets to the  groups of cash generating units during the last quarter of 2011. For the three month period ended March 31, 2012, Management did not identify any event that could indicate an impairment of such assets and therefore, the test was not performed during the current quarter.

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

19.  LOANS AND FINANCING

	BR GAAP
	Parent company
	Charges (% p.a.)	Weighted average rate (% p.a.)	WAMT (*)	Current	Non- current	Balance 03.31.12	Balance 12.31.11
Local currency
Working capital	6.74% (6.74% on 12.31.11)	6.74% (6.74% on 12.31.11)	0.6	442,266	1,494	443,760	457,105
BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP + 3.92% (TJLP
and other secured debts	+ 4.52% on 12.31.11)	7.06% (7.81% on 12.31.11)	2.6	201,991	427,973	629,964	669,820
	TJLP + 4.10% (TJLP + 4.10% on	10.10% (10.10% on
Export credit facility	12.31.11)	12.31.11)	1.2	251,724	332,920	584,644	634,907
	FIXED RATE / IGPM + 1.65%
Financing programs	(IGPM + 1.24% on 12.31.11)	1.92% (1.74% on 12.31.11)	16.9	10	19,297	19,307	12,459
				895,991	781,684	1,677,675	1,774,291
Foreign currency
Advances on export contracts - ACC's	1.57%	1.57%	0.4	280,911	-	280,911	-
	LIBOR / FIXED RATE / CDI + 1.47%	3.39% (3.20% on 12.31.11)
	(LIBOR / CDI + 2.73% on 12.31.11)	e.r. (US$ and other
Export credit facility	e.r. (US$ and other currencies)	currencies)	3.4	427,711	661,306	1,089,017	1,218,236
	UMBNDES + 2.57% (UMBNDES +	6.21% (5.91% on 12.31.11)
BNDES, FINEM, development bank credit lines	2.32% on 12.31.11) e.r. (US$ and	e.r. (US$ and other
and other secured debts	other currencies)	currencies)	1.5	20,072	24,370	44,442	50,594
				728,694	685,676	1,414,370	1,268,830
				1,624,685	1,467,360	3,092,045	3,043,121

(*) Weighted average maturity term (in years).

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Charges (% p.a.)	Weighted average rate (% p.a.)	WAMT (*)	Current	Non- current	Balance 03.31.12	Balance 12.31.11
Local currency
		6.82% (6.82% on
Working capital	6.82% (6.82% on 12.31.11)	12.31.11)	0.5	946,070	1,494	947,564	954,947
BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP + 4.63% (TJLP	8.19% (8.42% on
and other secured debts	+ 4.65% on 12.31.11)	12.31.11)	2.5	446,218	911,906	1,358,124	1,441,355
	TJLP + 4.24% (TJLP + 4.23% on	10.24% (10.23% on
Export credit facility	12.31.11)	12.31.11)	1.1	353,932	332,920	686,852	737,115
	FIXED RATE / IGPM + 1.62% (IGPM	1.90% (1.08% on
Financing programs	+ 1.20% on 12.31.11)	12.31.11)	16.2	873	19,297	20,170	14,900
	IGPM + 4.90% (IGPM + 4.93% on	8.10% (9.92% on
PESA	12.31.11)	12.31.11)	8.0	729	178,748	179,477	181,389
				1,747,822	1,444,365	3,192,187	3,329,706
Foreign currency
		1.69% (1.18% on
Advances on export contracts	1.69% (1.18% on 12.31.11)	12.31.11)	0.5	463,332	-	463,332	150,143
		7.15% (7.25% on
Bonds	7.15% (7.25% on 12.31.11)	12.31.11)	7.2	28,062	1,804,279	1,832,341	1,903,688
	LIBOR / FIXED RATE / CDI + 1.65%	2.95% (2.81% on
	(LIBOR / CDI + 2.26% on 12.31.11)	12.31.11) e.r. (US$ and
Export credit facility	e.r. (US$ and other currencies)	other currencies)	2.5	1,288,279	1,164,670	2,452,949	2,506,056
		9.72% (8.25% on
Working capital	9.72% (8.25% on 12.31.11)	12.31.11)	0.6	3,321	397	3,718	3,899
	UMBNDES + 2.28%	5.97% (5.93% on
BNDES, FINEM, development bank credit lines	(UMBNDES+2.35% on 12.31.11) e.r.	12.31.11) v.c. (US$ and
and other secured debts	(US$ and other currencies)	other currencies)	1.6	59,597	80,846	140,443	160,038
				1,842,591	3,050,192	4,892,783	4,723,824
				3,590,413	4,494,557	8,084,970	8,053,530

(*) Weighted average maturity term (in years).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

19.1.    Working capital

Rural credit: The Company and its subsidiaries entered into short term rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Industrial credit notes: The Company issued Industrial Credit Notes, receiving credits from official funds, such as: Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2012 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and US Dollars, maturing in 2012.

19.2.    BNDES, FINEM, development bank credit lines and other secured debts

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were entered into for the acquisition of machinery, equipment and expansion of productive facilities.

FINEM: The Company has credit lines of Loans Financing Projects ("FINEM") which are subject to the variations of UMBNDES currency basket, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2012 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

PESA: The wholly-owned subsidiary Sadia entered into a loan obtained through the PESA subject to the variations of the IGPM plus interest of 4.90% p.a., secured by endorsements and pledges of public debt securities, presented in note 8.

19.3.    Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted with credits proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

19.4.    Export credits facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2012 and 2019. The export prepayment credit facilities are indexed by the LIBOR of three to twelve months plus a spread. Under the terms of each one of these credit facilities, the Company enters into loans guaranteed by accounts receivable related to the export of its products.

Trade-related facilities:  Denominated in U.S. Dollars and maturities ranging from one to seven years. The commercial credit lines are indexed by the LIBOR plus a spread with quarterly, semi-annual or annual payments. The funds obtained from these lines are utilized for purchase imported raw materials and other working capital needs.

BNDES facilities – EXIM: These funds are used to finance exports and are subject to the variations of TJLP, maturing in 2014. Settlement occurs in local currency without the risk associated with foreign currencies variations.

Advances on for foreign exchange rate contracts:  The advances on foreign exchange rate contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products, as they are shipped. Interests are paid in the settlement of the foreign exchange rate contracts and such contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances for delivered foreign exchange rate contracts (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity within 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity within 180 days from the date of the shipment of the exports. These loans are denominated in US Dollars.

19.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000, whose notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000, such bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

19.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.12	03.31.12
2012	1,624,685	3,590,413
2013	252,374	527,659
2014	431,718	658,200
2015	60,710	269,098
2016 onwards	722,558	3,039,600
	3,092,045	8,084,970

19.7.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Total of loans and financing	3,092,045	3,043,121	8,084,970	8,053,530
Mortgage guarantees	642,303	724,589	1,427,503	1,584,501
Related to FINEM-BNDES	409,135	490,835	978,446	1,134,809
Related to FNE-BNB	106,388	108,192	322,277	324,130
Related to tax incentives and other	126,780	125,562	126,780	125,562
Statutory lien on assets purchased with financing	38,128	36,046	40,302	38,454
Related to FINEM-BNDES	6,217	7,168	8,391	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	31,911	28,866	31,911	28,866
Related to tax incentives and other	-	12	-	12

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on March 31, 2012, totaled R$80,465 (R$79,893 as of December 31, 2011).

Sadia is guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers though this program.  The total of guarantee as of March 31, 2012, amounted to R$511,335 (R$509,550 as of December 31, 2011).

On March 31, 2012, the Company contracted bank guarantees in the amount of R$642,832 (R$646,462 as of December 31, 2011) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.09% p.a. (1.10% p.a. as of December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

19.8.    Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, where the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.12	03.31.12
2012	375,577	608,824
2013	235,138	382,426
2014	219,579	340,438
2015	214,406	334,265
2016	107,582	227,441
2017 onwards	483,067	1,036,747
	1,635,349	2,930,141

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.12	03.31.12
2012	7,186	7,861
2013	17,173	18,073
2014	17,173	18,073
2015	17,173	17,173
2016	17,173	17,173
2017 onwards	95,853	95,853
	171,731	174,206

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

20.  ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.11
Domestic Suppliers
Third parties	1,197,055	1,184,004	2,362,953	2,335,113
Related parties	46,527	30,932	7,651	5,930
	1,243,582	1,214,936	2,370,604	2,341,043
Foreign Suppliers
Third parties	50,225	53,592	299,389	340,300
Related parties	2,166	2,168	-	-
	52,391	55,760	299,389	340,300
	1,295,973	1,270,696	2,669,993	2,681,343

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 38 days.

The information on accounts payable involving related parties is presented in note 29. The related parties in the consolidated statements refer to transactions with the affiliated UP!.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	12.31.11	03.31.12	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	54,859	21,045	54,859	21,045
Currency option contracts	-	267	-	267
Exchange rate contracts (Swap)	1,351	1,048	1,351	1,048
	56,210	22,360	56,210	22,360
Liabilities
Non-deliverable forward (NDF)	(43,015)	(107,828)	(43,015)	(107,828)
Currency option contracts	-	(1,575)	-	(1,575)
Exchange rate contracts (Swap)	(54,631)	(69,835)	(90,905)	(112,590)
	(97,646)	(179,238)	(133,920)	(221,993)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	426	-	426	515
Live cattle forward contracts	9	29	9	29
Live cattle option contracts	395	551	395	551
Live cattle future contracts	-	4	-	4
	830	584	830	1,099
Liabilities
Non-deliverable forward (NDF)	(34)	-	(147)	(47)
Live cattle option contracts	(794)	(203)	(794)	(203)
Exchange rate contracts (Swap)	(37,357)	(48,158)	(37,357)	(48,158)
Dollars future contracts	(513)	(292)	(513)	(292)
Live cattle future contracts	(123)	-	(123)	-
	(38,821)	(48,653)	(38,934)	(48,700)
Current assets	57,040	22,944	57,040	23,459
Current liabilities	(136,467)	(227,891)	(172,854)	(270,693)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.12	03.31.12
2012	50,756	57,883
2013	52,097	54,653
2014	38,667	40,819
2015	24,190	26,320
2016	13,418	15,548
2016 onwards	34,407	45,233
	213,535	240,456

The payments of lease agreements recognized as expense in the current period amounted to R$7,001 (R$11,847 as of March 31, 2011) at the parent company and R$20,126 in the consolidated on March 31, 2012 (R$65,813 as of March 31, 2011).

22.2.   Financial lease

The Company contracts finance leases for acquisitions mainly of machinery, equipment, vehicles and software.

During the first quarter of 2012, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded a financial debt of R$39,177 at the parent company and R$70,398 in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Average annual interest rate %	03.31.12	12.31.11
Cost
Machinery and equipment		25,158	20,537
Software		18,415	-
Vehicles		39,414	32,641
		82,987	53,178
Accumulated depreciation
Machinery and equipment	24.94	(15,147)	(12,792)
Software	20.00	(979)	-
Vehicles	13.09	(2,639)	(1,379)
		(18,765)	(14,171)
		64,222	39,007

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Average annual interest rate %	03.31.12	12.31.11
Cost
Machinery and equipment		29,621	24,999
Software		18,415	-
Vehicles		79,658	51,498
		127,694	76,497
Accumulated depreciation
Machinery and equipment	25.53	(18,708)	(15,992)
Software	20.00	(979)	-
Vehicles	13.60	(4,574)	(2,094)
		(24,261)	(18,086)
		103,433	58,411

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were recorded as current and non-current liabilities:

	BR GAAP and IFRS
	Parent Company
	03.31.12
	Present value of minimum payments	Interest	Minimum future payments
2012	22,599	2,477	25,076
2013	23,470	2,857	26,327
2014	7,359	1,269	8,628
2015	5,249	1,011	6,260
2016 onwards	3,549	718	4,267
	62,226	8,332	70,558

	BR GAAP and IFRS
	Consolidated
	03.31.12
	Present value of minimum payments	Interest	Minimum future payments
2012	39,375	4,208	43,583
2013	41,909	4,922	46,831
2014	8,465	1,397	9,862
2015	5,249	1,011	6,260
2016 onwards	3,549	718	4,267
	98,547	12,256	110,803

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

23.  SHARE BASED PAYMENT

The rules for the stock options plan granted to executives, were disclosed in the annual financial statements for the year ended December 31, 2011 (see note 23) and has not changed during this period.

The breakdown of the outstanding granted options is presented as follow:

Date			Quantity		Price of converted share		Share price
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Granting date	Updated IPCA	at 03.31.12
'09/27/07 (*)	09/27/10	09/27/12	1,329,980	442,890	37.70	48.23	36.00
05/03/10	02/05/11	02/05/15	1,540,011	1,288,900	21.35	26.02	36.00
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.02	36.00
05/02/11	05/01/12	05/01/16	2,463,525	2,428,125	30.85	32.15	36.00
			5,370,416	4,196,815

(*) Sadia’s stock options plan converted to BRF

The rollforward of the outstanding granted options for the three month period ended March 31, 2012, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity outstanding options as of December 31, 2011	4,277,946
Exercised	(7,300)
Canceled	(73,831)
Quantity outstanding options as of March 31, 2012	4,196,815

The weighted average strike prices of the outstanding options is R$31.91 (thirty one Brazilian Reais and ninety one cents), and the weighted average of the remaining contractual term is 40 months. As of March 31, 2012, all of the outstanding options granted on September 27, 2007, corresponding to 442,890 options are exercisable.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$26,027 (R$22,430 as of December 31, 2011). In the statement of income for the three month period ended March 31, 2012 the amount recognized as expense was R$3,598 (expense of R$1,809 as of March 31, 2011).

During the three month period ended March 31, 2012, the Company’s executives exercised  7,300 shares, with an average price of R$26.02 (twenty six Brazilian Reais and two cents) totaling R$190. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$32 as capital reserve.

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, as disclosed in the annual financial statements for the year ended December 31, 2011 (note 23).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

24.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees. The characteristics of the supplementary retirement plans, as well as the other employee benefits offered by the Company, were disclosed in the annual financial statements for the year ended December 31, 2011 (note 24) and has not changed during this period.

The actuarial liabilities and the related effects in the statement of income are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	03.31.12	12.31.11	03.31.12	03.31.11
Retirement supplementary plan - BFPP	-	-	-	(1,950)
Retirement supplementary plan - FAF	-	-	12,465	12,963
Medical plan	88,380	85,156	(3,224)	(2,344)
Penalty F.G.T.S. (Government Severance indemnity fund for
employees, guarantee fund for lengh of service)	117,867	113,393	(4,474)	(6,455)
Reward for working time	34,311	33,107	(1,204)	(2,395)
Other	35,524	34,389	(1,135)	(899)
	276,082	266,045	2,428	(1,080)

25.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings fairly reflect the probable losses as determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

In case the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the amount will not be recorded, however, its nature will be disclosed.

The Company’s Management believes that its provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal proceedings, as presented below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

25.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Transfers	Payments	Price index update	03.31.12
Tax	128,513	4,092	(2,374)	(25,112)	(77)	3,051	108,093
Labor	53,555	12,619	-	-	(27,074)	1,516	40,616
Civil, commercial and other	26,372	1,856	-	-	(1,980)	879	27,127
	208,440	18,567	(2,374)	(25,112)	(29,131)	5,446	175,836
Current	68,550						44,124
Non-current	139,890						131,712

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	Transfers	Payments	Price index update	03.31.12
Tax	231,623	4,133	(5,648)	(25,112)	(2,373)	6,303	208,926
Labor	105,162	25,803	-	-	(45,134)	3,366	89,197
Civil, commercial and other	45,174	2,035	-	-	(3,420)	1,614	45,403
Contingent liabilities	571,741	-	(9,254)	-	-	-	562,487
	953,700	31,971	(14,902)	(25,112)	(50,927)	11,283	906,013
Current	118,466						79,732
Non-current	835,234						826,281

During the three month period ended March 31, 2012, the Company, for better presentation of the amounts related to tax contingencies, considered some reclassifications of items that were not under litigation from tax provisions to other obligations, as well as certain lawyers’ fees. In addition, based on labor judicial decisions occurred during the quarter, the Company settled several labor lawsuits that were being discussed.

25.2.    Contingencies classified as a risk of possible loss

The Company has other contingencies of labor and social security, civil and tax nature, which expected loss evaluated by management and supported by legal advice is classified as possible, and therefore no provision has been recognized. Tax lawsuits totaled R$5,623,185 (R$5,295,018 as of December 31, 2011), from which R$556,489 (R$565,909 as of December 31, 2011) were recorded at the estimated fair value resulting from business combinations with Sadia, as determined by paragraph 23 of CVM Deliberation No. 580/09, presented in the table of item 25.1. The main natures of these contingencies are properly disclosed in the annual financial statements for the period ended December 31, 2011 (note 25.2).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

26.  SHAREHOLDERS’ EQUITY

26.1.    Capital stock

On March 31, 2012 and December 31, 2011, the capital subscribed and paid by the Company was R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three Brazilian Reais and thirty six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendments to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2.    Breakdown of capital stock by nature

	BR GAAP and IFRS
	Consolidated
	03.31.12	12.31.11
Common shares	872,473,246	872,473,246
Treasury shares	(3,012,142)	(3,019,442)
Outstanding shares	869,461,104	869,453,804

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

26.3.    Rollforward of outstanding shares

	BR GAAP and IFRS
	Consolidated
	Quantity outstanding of shares
	03.31.2012	12.31.11
Shares at the beggining of the year	869,453,804	871,692,074
Purchase of share (treasury)	-	(2,630,100)
Sale of shares (share based payment)	7,300	391,830
Shares at the end of the year	869,461,104	869,453,804

26.4.    Treasury shares

The Company has 3,012,142 shares in treasury, with an average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share, with a market value corresponding to R$108,437. The decrease of the numbers of shares is due to the exercise of the options of the executives of the Company.

27.  GOVERNMENT GRANTS

27.1  Grants related to income through tax benefits

As of March 31, 2012, the amount related to grants for investment in the Company totaled R$10,343 (R$49,144 as of December 31, 2011), being accounted for at the parent company as a reserve for tax incentives in the shareholders’ equity.

28.  EARNING PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	03.31.12	12.31.11
Basic numerator:
Net income for the period attributable to BRF shareholders	153,199	383,468

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares basic (except treasury
shares)	869,453,964	871,710,398
Net earnings (loss) per share - basic - R$	0.1762	0.4399

	03.31.12	12.31.11
Diluted numerator:
Net income for the period attributable to BRF shareholders	153,199	383,468

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury
shares)	869,453,964	871,710,398
Number of potential shares (stock options)	249,418	1,767,394
Weighted average number of outstanding shares - diluted	869,703,382	873,477,792
Net earnings per share - diluted - R$	0.1762	0.4390

On March 31, 2012, from the total of 4,196,815 outstanding options granted to the Company’s executives, 2,871,015 (2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect was anti-diluted.

29.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

29.1.    Transactions and balances

The balances of the assets and liabilities are demonstrated below:

	Balance sheet
	03.31.12	12.31.11
Accounts receivable
UP! Alimentos Ltda.	2,766	2,935
Perdigão Europe Ltd.	191,616	161,869
Perdigão International Ltd.	238,516	247,000
Sadia	92,504	41,905
Sadia Alimentos	700	-
Heloísa	31	311
	526,133	454,020
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
	5	5
Loans contracts
Perdigão Trading S.A.	(648)	(632)
Perdigão International Ltd.	(2,404)	(1,815)
Highline International Ltd.	(3,323)	(3,421)
Establecimiento Levino Zaccardi y Cia. S.A.	4,247	4,372
	(2,128)	(1,496)
Trade accounts payable
Sino dos Alpes Alimentos Ltda.	85	85
UP! Alimentos Ltda.	7,650	5,930
Perdigão International Ltd.	2,137	2,138
Sadia	38,107	22,877
Sadia Alimentos	29	-
Heloísa	685	2,070
	48,693	33,100
Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia	277,712	277,712
Heloísa	57,500	52,000
	335,312	329,812
Other rights and obligations
BFF International	971	971
Avex	80	-
Perdigão Trading S.A.	410	410
Establecimiento Levino Zaccardi y Cia S.A.	1,911	1,181
Sadia	6,326	1,079
Heloísa	-	34
Perdigão International Ltd. (*)	(1,756,969)	(1,763,378)
VIP S.A. Empreendimentos e Participações Imobiliárias	(3)	(3)
Avipal Centro Oeste S.A.	(38)	(38)
	(1,747,312)	(1,759,744)

(*) The amount corresponds to advances for export pre-payment

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

	Statement of income
	03.31.12	03.31.11
Revenue
UP! Alimentos Ltda.	800	1,233
Perdigão Europe Ltd.	145,165	129,228
Perdigão International Ltd.	816,405	620,733
Sadia	315,954	106,897
	1,278,324	858,091
Cost of goods sold
UP! Alimentos Ltda.	(31,065)	(28,583)
Establecimiento Levino Zaccardi y Cia. S.A.	(2,174)	(2,060)
Sadia	(159,046)	(35,246)
Heloísa	(9,795)	-
	(202,080)	(65,889)
Financial income, net
Perdigão Trading S.A.	(19)	(17)
Perdigão International Ltd.	(16,719)	(8,758)
	(16,738)	(8,775)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is an affiliated company.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On March 31, 2012, the total receivable is R$6,837 (R$6,634 as of December 31, 2011), being remunerated to interest rate of 12% p.a..

On March 28, 2012, the wholly-owned subsidiary Sadia granted a loan to Instituto Sadia de Sustentabilidade in the amount of R$2,500.

The parent company and its subsidiaries carry out intercompany loans. Below is a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of these quarterly financial information:

Counterparty		Balance 03.31.12	Interest rate
Creditor	Debtor
BFF International Ltd.	Perdigão International Ltd.	767,500	8.0% p.a. - US$
BFF International Ltd.	Wellax Food Comércio	522,023	8.0% p.a. - US$
Crossban Holdings GmbH	Sadia GmbH	18,467	3.0% p.a. + ER - US$
Crossban Holdings GmbH	Plusfood Holland B.V.	91,071	3.0% p.a. - EUR
Plusfood Holland B.V.	Plusfood Groep B.V.	71,351	3.0% p.a. - EUR
Plusfood Groep B.V.	Plusfood Wrexam	14,255	3.0% p.a. + ER - GBP
Plusfood Groep B.V.	Plusfood B.V.	55,354	3.0% p.a. - EUR
Sadia GmbH	BRF Foods LLC	26,515	7.0% p.a. + ER - US$
Sadia International Ltd.	Wellax Food Comércio	105,988	Libor + ER - US$
Sadia Overseas Ltd.	Wellax Food Comércio	464,856	7.0% p.a. + ER - US$
Wellax Food Comércio	Sadia GmbH	16,788	1.0% p.a. + ER - US$
Wellax Food Comércio	Qualy B.V.	15,008	Euribor a.t. + 0.10% + ER - US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

29.2.    Other related parties

The Company entered into an operating lease agreement with FAF and for the three month period ended March 31, 2012 the amount of rent paid was R$2,613 (R$2,680 as of March 31, 2011). The amount of rent is agreed at market value.

29.3.    Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

29.4.    Management remuneration

The key management personnel includes the directors and officers, members of the executive committee and the chief of internal audit. On March 31, 2012, there were 26 professionals (27 professionals as of December 31, 2011) at the parent company and in the consolidated.

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	03.31.12	12.31.11
Salary and profit sharing	20,049	18,290
Short term benefits of employees (a)	332	381
Post-employment benefits	30	43
Stock-based payment	1,661	476
	22,072	19,190

(a) Includes  medical plan, educational expenses and others.

The value of the profit sharing in the results paid to each director in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend to. The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

30.  NET SALES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Gross sales
Domestic sales	1,703,077	1,477,760	3,586,558	3,305,320
Foreign sales	1,142,972	1,007,587	2,417,471	2,439,801
Dairy products	719,710	740,357	752,810	737,303
Food service	149,440	111,037	399,697	380,232
	3,715,199	3,336,741	7,156,536	6,862,656
Sales deductions
Domestic sales	(305,854)	(276,920)	(595,085)	(614,861)
Foreign sales	29	-	(58,387)	(57,230)
Dairy products	(113,352)	(110,099)	(119,046)	(109,489)
Food service	(17,729)	(16,931)	(46,896)	(60,582)
	(436,906)	(403,950)	(819,414)	(842,162)
Net sales
Domestic sales	1,397,223	1,200,840	2,991,473	2,690,459
Foreign sales	1,143,001	1,007,587	2,359,084	2,382,571
Dairy products	606,358	630,258	633,764	627,814
Food service	131,711	94,106	352,801	319,650
	3,278,293	2,932,791	6,337,122	6,020,494

31.  RESEARCH AND DEVELOPMENT COST

Consists of expenditures on internal research and development of new products, recognized when incurred in the statement of income. The total expenditure on research and development for the three month period ended March 31, 2012, is R$5,957 at the parent company and R$7,539 in the consolidated (R$4,020 at the parent company and R$5,403 in the consolidated as of March 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Salaries and social charges	314,175	269,597	639,814	577,061
Social security cost	81,890	67,551	164,577	131,059
Government severance indemnity fund for
employees, guarantee fund for length of service	23,085	19,150	46,180	36,282
Medical assistance and outpacient care	8,606	7,377	25,892	24,145
Retirement supplementary plan	2,205	1,927	3,597	3,015
Employees profit sharing (a)	(37,329)	9,854	22,396	50,289
Other benefits	61,627	55,602	123,379	112,843
Provision for contingencies	15,489	8,648	32,066	13,015
	469,748	439,706	1,057,901	947,709

(a) The credit balance for the three month period ended March 31, 2012 refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$17,049 of expenses from the current period.

33.  OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Income
Proceeds from the disposal of property, plant and equipment		1,326	-	-
Insurance indemnity		5,721	5,460	5,803
Employees benefits		-	12,465	12,963
Recovery of expenses		7,819	3,157	30,797
Provision reversal (a)		-	81,155	-
Scrap sales		-	-	2,561
Other		82	8,304	5,225
		14,948	110,541	57,349
Expenses
Loss from the disposal of property, plant and equipment		-	(4,221)	(2,344)
Idleness costs		(10,759)	(29,953)	(26,081)
Insurance claims costs		(6,892)	(10,266)	(6,897)
Employees profit sharing		(9,854)	(74,304)	(50,288)
Stock options plan		(1,809)	(3,598)	(1,809)
Management profit sharing		(1,913)	(4,861)	(1,913)
Other employees benefits		(5,058)	(10,037)	(12,093)
Provision for tax and labor risks		(28,535)	(8,241)	(28,535)
Other operating expenses		(2,077)	(7,002)	(11,016)
		(66,897)	(152,483)	(140,976)
		(51,949)	(41,942)	(83,627)

(a) Refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$17,049 of expenses from the current period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

34.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Financial income
Interest on marketable securities	3,582	2,750	6,954	6,834
Exchange rate variation on marketable securities	-	385	-	-
Interests on other assets	11,234	8,160	6,773	13,343
Exchange rate variation on other assets	-	2,758	-	3,738
Monetary variation on assets	-	-	-	2,798
Interests on financial assets classified as:	9,649	13,362	23,884	30,847
Available for sale	-	-	3,637	13,516
Held for trading	9,649	13,362	17,824	13,565
Held to maturity	-	-	2,423	3,766
Gains from derivative transactions	15,302	2,040	10,053	2,040
Interest income on loans to related parties	197	172	4,802	2,540
Gains from the translation of foreign investments	-	-	144,035	9,707
Adjustment to present value	-	2,148	-	2,149
Exchange rate variation on loans and financing	-	20,702	-	59,789
Exchange rate variation on other liabilities	47,411	3,964	80,819	13,867
Other	892	-	6,718	10,076
	88,267	56,441	284,038	157,728
Financial expenses
Interest on loans and financing	(43,098)	(32,248)	(107,782)	(107,803)
Exchange rate variation on loans and financing	(4,705)	(509)	(9,925)	(590)
Interest on liabilities	(6,534)	(2,530)	(17,548)	(2,683)
Exchange rate variation on liabilities	-	(1,917)	-	(6,298)
Monetary variation on liabilities	-	-	-	(6,144)
Financial expenses from the acquisition of raw materials	(2,466)	(6,589)	(2,842)	(6,589)
Losses from derivative transaction	-	(18,092)	-	(19,855)
Losses from the translation of foreing investments	-	-	(188,589)	-
Interest expenses on loans to related parties	(16,738)	(8,774)	(550)	(927)
Adjustment to present value	(85)	(753)	(4,423)	(753)
Exchange rate variation on marketable securities	(697)	(2,809)	(5,376)	(49,330)
Exchange rate variation on other assets	(1,314)	(2,575)	(16,630)	(3,648)
Other	(2,389)	(2,531)	(5,320)	(5,372)
	(78,026)	(79,327)	(358,985)	(209,992)
	10,241	(22,886)	(74,947)	(52,264)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

35.  STATEMENT OF INCOME BY NATURE

The Company has opted to disclose its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	03.31.12	03.31.11	03.31.12	03.31.11
Costs of goods sold
Costs of goods	2,051,638	1,781,012	3,572,669	3,289,340
Depreciation	98,048	78,943	193,736	171,181
Amortization	370	218	481	3,096
Salaries and employees benefits	365,318	318,641	763,540	604,685
Other	216,852	192,667	463,216	406,616
	2,732,226	2,371,481	4,993,642	4,474,918
Selling expenses
Depreciation	4,779	3,663	7,790	5,282
Amortization	51	17	306	3,585
Salaries and employees benefits	100,943	84,744	230,819	203,218
Other	280,034	250,638	714,519	642,869
	385,807	339,062	953,434	854,954
Administrative expenses
Depreciation	619	590	1,703	836
Amortization	5,666	1,286	8,509	1,884
Salaries and employees benefits	45,924	29,835	66,551	47,415
Other	(6,341)	18,481	8,965	33,941
	45,868	50,192	85,728	84,076

36.  INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

Assets covered	Coverage	03.31.12
		Not reviewed
		Insured amounts	Amount of coverage
	Fire, lightning, explosion, windstorm, deterioration of
	refrigerated products, breakdown of machinery, loss
Inventories and property, plant and equipments	of profit and other	22,371,433	692,696
National transport	Road risk and civil liability of cargo carrier	16,819,983	236,063
International transport	Transport risk during imports and exports	8,869,379	54,677
General civil liability for directors and officers	Third party complaints	27,003,655	35,472

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and it application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income (for example: realization of the deemed cost) and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Financial Statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its Financial Statements since Separate Financial Statements are not presented.

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its Financial Statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its Financial Statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Financial Statements.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

38.  SUBSEQUENT EVENTS

As disclosed through the “Announcement to the Market” issued on April 27, 2012, with the purpose of improving the financial liquidity, the Company and its wholly-owned subsidiaries Perdigão International Ltda. and Perdigão Europe hired a credit line Revolver Credit Facility (“RFC"), in the amount of US$500,000, with a 3 years maturity term in two tranches (USD and EUR), from a syndicate comprised of 19 global banks, lead by Santander, Morgan Stanley and HSBC. In different levels the following financial institutions also entered into the syndicate: Banco Bradesco, Banco do Brasil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank, Rabobank Curaçao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank.

The transaction was structured to allow the Company to utilize the credit line at anytime, throughout the 3 years and will yield interest indexed to LIBOR plus a spread which may range from 1.6% p.a. to 2.5% p.a. considering the credit rating classification of the Company’s long term debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A. - Restated on May 11, 2012

Explanatory Notes

(in thousands of Brazilian Reais)

39.  APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements was approved and its disclosure authorized by the Board of Directors on April 27, 2012.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Member	Allan Simões Toledo
Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Board Member	Luis Carlos Fernandes Afonso
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

FISCAL COUNCIL / AUDIT COMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Members	Decio Magno Andrade Stochiero
Members	Manuela Cristina Lemos Marçal

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Dairy Operations	Fábio Medeiros M. da Silva
Vice President of Food Service	Ely David Mizrahi
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

BREAKDOWN OF THE CAPITAL BY OWNER

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not reviewed):

	03.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Main shareholders
Shareholders' that take part of voting agreement	232,893,626	26.69	240,061,726	27.52
Tarpon	69,988,490	8.02	69,988,490	8.02
Management
Board of directors	9,721,600	1.11	9,721,600	1.11
Executives	116,910	0.01	100,932	0.01
Treasury shares	3,012,142	0.35	3,019,442	0.35
Other	556,740,478	63.82	549,581,056	62.99
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below (not reviewed):

	03.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	111,519,618	12.78	111,364,918	12.76
Fundação Petrobrás de Seguridade Social - Petros (1)	89,500,982	10.26	89,866,382	10.30
Fundação Sistel de Seguridade Social (1)	11,726,232	1.34	11,725,832	1.34
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	16,671,890	1.91	23,629,690	2.71
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.41
Tarpon	69,988,490	8.02	69,988,490	8.02
	302,882,116	34.71	310,050,216	35.54
Other	569,591,130	65.29	562,423,030	64.46
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

To the Shareholders and Officers

BRF – Brasil Foods S.A.

Itajaí - SC

We have reviewed the accompanying individual and consolidated interim financial information of BRF – Brasil Foods S.A. (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2012, which comprise the balance sheet as at March 31, 2012 and the related statements  of income comprehensive income, changes in equity and cash flow for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual interim financial information in accordance with Accounting Pronouncement CPC 21 - Interim Financial Statements and the consolidated interim financial information in accordance with CPC 21 and with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

(A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Information)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Approval of Sadia S.A.’s business combination

As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the merger between the Company and Sadia S.A.. At the same date CADE, the Company and Sadia S.A. agreed and signed a Term Performance Commitment ("TCD"), which formalizes the Company and Sadia S.A. are committed to be compliant with TCD’s requirements, as also mentioned in the same note. Therefore the merger’s approval is subject to the TCD requirements compliance. On March 20, 2012, the Company and Sadia S.A. agreed and signed with Marfrig Alimentos S.A., an asset exchange and other agreements, which formalizes the main terms and conditions to complete the transaction described in note 1.2, which is also subject to restrictive conditions, which is CADE’s approval. Our conclusion does not contain any qualification relating to this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2012, prepared under the responsibility of Company management, the presentation of which in the interim information is required by the rules issued by the Brazilian Securities and Exchange Commission applicable to preparation of Quarterly Information, and as supplementary information under the IFRS, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall individual and consolidated interim financial statements.

(A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Information)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

Audit of prior year and review of corresponding figures of the same period of prior year

The individual and consolidated financial information contained in the quarterly information related to the balance sheet as of December 31, 2011 and income statement, of comprehensive income, cash flow statement, and statements of changes in equity and value added for the quarter ended March 31, 2011, presented for comparison purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified opinion thereon dated March 22, 2012, and an unqualified review report thereon dated May 13, 2011.

São Paulo, April 27, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-SC-000048/F-0

Antonio Humberto Barros dos Santos

Contador CRC-1SP161745/O-3 S-SC

(A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Information)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and legal duties, reviewed:

(i)     the conclusion issued by Ernst & Young Terco Auditores Independentes;

(ii)      the Management Report; and

(iii)  the quarterly financial information (parent company and consolidated) for the three month period ended on March 31, 2012.

Based on the documents reviewed and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial information identified above.

São Paulo, April 26, 2012.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Manuela Cristina Lemos Marçal

Committee Member

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2012 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF – Foods Brasil S.A., states:

(i)     reviewed, discussed and agreed with the Company's quarterly financial statement for the three month period ended on March 31, 2012; and

(ii)    reviewed, discussed and agreed with conclusions expressed in the review report issued by Ernst & Young Terco Auditores Independentes for the Company's quarterly financial information for the three month period  ended on March 31, 2012.

São Paulo, April 26, 2012.

José Antônio do Prado Fay

Chief Executive Officer Director

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Gilberto Antônio Orsato

Human Resources Executive Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

José Eduardo Cabral Mauro

Local Market Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Ely David Mizrahi

Food Service Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 15, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director